SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June, 2005

Commission File Number:  001-32229

Homex Development Corp.
(Translation of registrant’s name into English)

Andador Javier Mina 891-B
Colonia Centro Sinaloa
80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release made by Homex Development Corp. with files information memorandum describing acquisition of Beta with the CNBV in Mexico. Attached hereto is a copy of the press release dated June 23, 2005.

          Some statements contained in the attached announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These include statements with respect to Homex Development Corp., its corporate plans, strategies and beliefs and other statements that are not historical facts.  These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan” or other similar words.  These statements are based on management’s assumptions and beliefs in light of the information available to it.  These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

          We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements.  We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.  We identified in our filings with the U.S. Securities and Exchange Commission important factors that may cause results to differ from expectations.

Signature

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOMEX DEVELOPMENT CORP.

By:	/s/ CLEOFAS HINOJOSA SAENZ

Name:	Cleofas Hinojosa Saenz
Title:	Chief Financial Officer

Date: June 30, 2005

Declaration of Information in the event of Relevant Corporate Restructures filed in accordance with article 35 of the General Rules Applicable to Securities Issuers and other Participants in the Stock Market

Desarrolladora Homex, S.A. de C.V.

Purchase of 53.00% of the representative shares of the capital stock of Controladora Casas
Beta, S.A. de C.V. (“Beta”) by Desarrolladora Homex, S.A. de C.V. (“Homex”) and merger of Beta into
Homex, as the merging and surviving entity (the “Transaction”)

Characteristics of the Transaction:

Information on the Buyer:

Desarrolladora Homex, S.A. de C.V. or Homex
Domicile of the Buyer: Andador Javier Mina # 891-B, Col. Centro Sinaloa, Culiacán, Sinaloa
Ticker: “HOMEX”

Information of the Acquired Company:

Controladora Casas Beta, S.A. de C.V. or Beta
Domicile of the Acquired Company: San Esteban No. 2, Col. El Parque, C.P. 53390, Naucalpan, Estado de México
Ticker: “BETACB-04”

The transaction was structured based on a valuation of Beta which represents a multiple of 5.4 times the Company Value to EBITDA (as hereinafter defined) of 2004 according to the accounting policies of Homex. This is compared to the valuation of Homex considering a multiple of 11.3 times the Company Value to EBITDA, based on the average of the closing price of Homex of the 7 days prior to the date on which the Agreement is executed (as hereinafter defined) of ADR $44.41 (forty four pesos 41/100) per Homex share (US$24.19 (twenty four dollars and 19/100)).

Once the closing of the Transaction is completed, Homex will become the biggest housing developer in Mexico, in terms of net profit and gross profit, and will be one of the leading developer companies in the four most important markets for housing development in the country-Mexico City (including the metropolitan area), Guadalajara, Monterrey and Tijuana.

The Transaction reinforces Homex’s growth through the expansion of its operative presence, increasing its territorial reserves and incorporating into the Company an experienced management team. As part of this growth strategy, Homex will acquire alternate construction technology to enable it to grow in existing markets and enter new markets. It is expected that the synergies and economies of scale, which Homex will obtain by the Transaction, will produce significant operating efficiencies and use of work capital, including a better position before national providers, higher access to capital and savings in administration expenses. It is expected that Homex’s profitability will increase by means of their operative systems implementation and information on Beta’s operation.

The Transaction implies the acquisition of 184,175 Beta Shares (as hereinafter defined), representing 53.00% of Beta’s capital stock for US$ 98,428,571.00 (ninety eight million four hundred and twenty eight thousand five hundred and seventy one dollars and 00/100), which is equivalent to approximately US$534.43 (five hundred and thirty four dollars and 43/100) per share (the “Acquisition”), followed by a merger between Beta and Homex, (the “Merger”). As a result of the Merger, Homex will carry out an increase of fixed capital by the issuance of 22,013,060 (twenty two million thirteen thousand and sixty) new Homex Shares (as hereinafter defined), which will be issued to Beta’s current shareholders on the basis of 134.780714 new Homex Shares per each Beta Share. According to Mexican law, the issuance of the new Homex Shares as consequence of the Merger, does not trigger the offer of preemptive rights to current Homex shareholders. As a result of the Merger, it is expected that the current Beta’s shareholders will hold 6.55% of Homex’s shares. The new Homex Shares will be subject to a restriction sale period of 3 months, after which, Beta’s shareholders will be subject to ordinary legislation for operations of purchase and sale appropriate to people related to the issuing company and holders of privileged information issued by the Comisión Nacional Bancaria de Valores (Mexican Securities and Exchange Commission or CNBV) and the Securities and Exchange Commission or SEC.

The shares representative of Homex’s capital stock, are registered before the Sección de Valores del Registro Nacional de Valores and are quoted in the Bolsa Mexicana de Valores o BMV. The registration of the Homex Shares in the Registro Nacional de Valores does not imply certification of the quality of the security or the credit worthiness of the issuer.

Any clarification regarding the present declaration may be directed to Homex at investorrelations@homex.com.mx or to telephone number (52 667) 758 5838 with Carlos J. Moctezuma.

The present Declaration of Information is available on the Internet on Homex’s web site www.homex.com and on the BMV’s web site www.bmv.com.mx.

Mexico City, Federal District June 21, 2005

I.     Glossary of Terms and Definitions

Set forth bellow is included a glossary with the definitions of the main terms and abbreviations used in this Declaration of Information:

“Beta Shares”	means ordinary, nominative shares, without face value, representative of Beta’s capital stock.

“Homex Shares”	means ordinary, nominative shares, without face value, representative of Homex’s capital stock.

“Acquisition”	means the acquisition made by Homex of 184,175 Beta Shares, representative of 53.00% of Beta’s capital stock.

“Beta”	means Controladora Casas Beta, S.A. de C.V., jointly with its subsidiaries, unless the context requires that such term refer only to Controladora Casas Beta, S.A. de C.V.

“BMV”	means Mexican Stock Exchange.

“Agreement”

means the purchase and sale agreement of shares dated April 21st, 2005 entered into by and between Beta’s shareholders, Beta and Homex, through which the guidelines for the Acquisition and Merger were established, as well as any amendment thereto.

“Banking Credit”	will have the meaning which is assigned in section 3.3 of this Declaration of Information.

“Financial Statements”	means consolidated financial statements pro forma of Homex for the fiscal years ended on December 31, 2004 and 2003 and for the three month period ended on March 31, 2005.

“US$”	means United States Currency.

“Merger”	means the merger between Homex, as the merging entity which survives, and Beta, as the merged company which ceases to exist.

“Homex or the Company”	means Desarrolladora Homex, S.A. de C.V., jointly with its subsidiaries, unless the context requires that such term refer only to Desarrolladora Homex, S.A. de C.V.

“IMCP”	means the Mexican Institute of Public Accountants.

“Mexico”	means Mexican United States.

“GAAP”	means Generally Accepted Accounting Principles in Mexico.

“peso(s)”, “M.N.” y “$”	means Mexico’s currency.

“EBITDA”	for purposes of the Transaction means, earnings before interest, tax, depreciation and amortizations.

“Company Value”	means capitalization value (price of the share times the number of shares circulating) plus liabilities with financial cost minus cash assets.

II. Executive Summary.

          2.1     Brief Description of Homex

          Homex was incorporated under the name Grupo PICSA, S.A. de C.V., by means of public deed number 2,387, dated March, 30th, 1998, granted before Mr. Gerardo Gaxiola Díaz, Public Notary number 167 in Culiacán, State of Sinaloa. The first testimony of such deed was registered before the Public Registry of Property and Commerce of Culiacán, Sinaloa, under file number 191, Book 36 of Commerce, Volume First.

          By resolution taken at the General Extraordinary and Ordinary Shareholders Meetings held on October 19, 1999, it was resolved to change to the current name of the Company, Desarrolladora Homex, S.A. de C.V.

          As of June 29, 2004, Homex shares are quoted in the BMV and in the New York Stock Exchange, as a result thereof Homex publishes its corporate, financial and operative information, which can be accessed through the BMV’s web site, www.bmv.com.mx. Likewise, Homex’s corporate, financial and operating information can be consulted at Homex’s web site, www.homex.com, including information on their products and developments.

          Homex’s domicile is the City of Culiacán, Sinaloa and its main offices are located in Andador Javier Mina 891-B, Centro Sinaloa, zip code 80200, Culiacán, Sinaloa. Its telephone number is (52 667) 758-5800.

          The following financial information of Homex was obtained from the annual and quarterly financial information presented by Homex to the BMV, which was carried out based on Homex’s accounting policies and is stated in constant pesos of March 31, 2005.

          Homex is a vertically integrated housing development company focused on entry-level and middle–income housing sectors. During the first quarter of 2005, Homex sold 4,900 homes, which represented an increase of 22.7% compared to the same period in 2004. During 2004, Homex sold 21,053 homes, which represented an increase of 57.2% compared to 2003. As of March 31st, 2005 Homex had 88 developments in construction process, in 25 cities, located in 17 states of Mexico, locations which represent 68% of the population in Mexico. Additionally, as of such date, Homex had a land reserve with a total surface of approximately 13 million of square meters, with a capacity to build approximately 58,031 entry-level houses and 7,258 middle-income homes. As of March 31st, 2005, Homex was in process of acquiring additional land with a total surface of approximately 6.25 million of square meters. Homex estimates that such additional land has the capacity to hold approximately 22,067 entry-level houses and 4,161 middle-income homes.

          During the first quarter of 2005, 75.7% of Homex’s revenue corresponded to the entry-level homes sector and during 2004, 79.1% of its income corresponded to such sector. The rest of Homex’s income corresponded to middle-income home sales. For 2005, Homex intends to keep growing in the middle-income housing market, which generates higher profit margins.

          2.2.     Brief Description of Beta

          Beta began operations in 1997 through its subsidiary Casas Beta del Centro, S.A. de C.V. (previously named Inmobiliaria Rosch, S.A. de C.V.). On January 17, 2000, Beta’s shareholders incorporated Beta in order to consolidate the companies which are operators of the housing business under a holding company.

          Beta was incorporated by means of public deed number 84,090 in México City, on January 17th, 2000 granted before Mr. Eduardo A. Martínez Urquidi, Public Notary number 56 in the Federal

District. The first testimony of such deed was registered before the Public Registry of Property and Commerce, of Tlanepantla, Estado de México, under entry number 432, volume 46, First Book of Commerce.

          On July 8, 2004, Beta, through a trust incorporated with Scotiabank Inverlat, S.A., issued bond certificates (certificados bursátiles) for $400,000,000.00 (four hundred million pesos 00/100) in the BMV. Since such date, Beta publishes its corporate, financial and operating information, which can be accessed through BMV’s web site, www.bmv.com.mx.

          Beta’s domicile is Naucalpan de Juárez, Estado de México, and its main offices are located in Avenida San Esteban No 2, El Parque, zip code 53390 Naucalpan de Juárez, Estado de México. Its phone number is (52 55) 5359-6363.

          The following financial information of Beta was obtained from the annual and quarterly financial information presented by Beta to the BMV, which was carried out based on Beta’s accounting policies and is stated in constant pesos of March 31, 2005.

          Beta is a vertically integrated housing development company focused on housing sectors of entry-level and middle–income housing. During the first quarter of 2005, Beta sold 2,528 homes, which represented an increase of 5.1% compared to the same period in 2004. During 2004, Beta sold 11,055 homes, which represented an increase of 79.5% compared to 2003. As of March 31st, 2005, Beta had 16 developments in construction process in 4 cities, Mexico City, Estado de México, Nuevo León and Baja California, locations which represent 29% of the population in Mexico. Additionally, as of such date, Beta had a land reserve with a total surface of approximately 4.8 million square meters, with a capacity to build approximately 21,577 entry-level houses and 8,954 middle-income homes. As of March 31st, 2005, Beta was in process of acquiring additional land with a total surface of approximately 0.6 million of square meters. Beta estimates that such additional land has the capacity to hold approximately 3,585 entry-level homes.

          During the first quarter of 2005, 70.1% of Beta’s revenue corresponded to the entry-level sector and, during 2004, 97.1% of its income corresponded to such sector. The rest of Beta’s income corresponded to middle-income homes sales.

          2.3.     Relevant Aspects of the Transaction

•

The Transaction was structured based on a valuation of Beta which represents a multiple of 5.4 times the Company Value to EBITDA of 2004, according to Homex’s accounting policies. This is compared to Homex’s valuation considering a multiple of 11.3 times the Company Value to EBITDA, based on the average closing price of Homex of 7 days prior to the date on which the agreement will be suscribed, of $44.41 per share (ADR of US$24.19).

•	The prior multiple of 4.5 times, considering Beta’s EBITDA of 2004, according to Beta’s accounting policies.

•	Biggest housing developer. Once the Transaction is closed, Homex will be the biggest housing developer in Mexico, in terms of gross profit and net profit.

•

Improvement on growth and profitability.  The Transaction enhances Homex’s growth based on the expansion of its operating presence, increasing its territorial reserves and incorporating into the Company an experimented managing team.

•	Ease of integration. Homex’s and Beta’s management teams have maintained a very good relation. Certain of Beta’s top employees will be incorporated in Homex’s team, once the Transaction is complete.

•

New Paradigm. The Transaction represents an innovation in Mexico through the use of an internationally traded share as a component of the purchase. This is the first time that a structure of this type is used in the housing industry of the country.

III.    Detailed Information of the Transaction.

          3.1.     Detailed description of the Transaction

          The Transaction consists of the Acquisition, by Homex, of 184,175 ordinary, nominative shares, without face value, of Beta representing 53.00% of its capital stock, followed by the Merger of Beta into Homex, as merging and surviving entity.

          Regarding the aforementioned, Homex and Beta’s shareholders entered into an Agreement, through which Homex acquired, subject to the compliance of several conditions, from Beta’s shareholders’, Beta Shares in the following proportions:

Shareholder	Beta Shares

Casas Beta del Sureste, S.A. de C.V.	92,088
Carlos Romano y Micha	45,122
Elías Romano Guakil	16,576
Alberto Romano Guakil	16,576
Alfredo Sefami Mizraje	9,209
Naftoli Mishkin Antokolski	4,604
Total	184,175

          The price of the Acquisition of Beta Shares increased to the amount of US$98,428,571 (ninety eight million four hundred and twenty eight thousand five hundred and seventy one dollars 00/100), which is equivalent to US$534.43 (five hundred and thirty four dollars 43/100) per Beta Share. Such price will be paid to the selling shareholders at the closing of the Transaction.

          Likewise, the parties agreed to use their best efforts, so that no later than June 30, 2005, Shareholders Meetings for Homex and Beta take place to approve the Merger. The Merger shall take place on the following terms:

•

Homex will be the merging Company, so it will survive starting the date when the Merger becomes effective. Beta will be merged and it will extinguishand Homex will succeed to all Beta’s rights and obligations starting on such moment.

•	The Merger will be carried out based on the audited financial statements of Beta and Homex as of December 31st, 2004.

•

As a result of the Merger, Homex will carry out an increase of fixed capital by means of the issuance of 22,013,060 (twenty two million thirteen thousand and sixty) shares, which will be issued in favor of Beta’s shareholders on the basis of 134.780714 new Homex Shares per Beta Share. The new Homex Shares shall be ordinary, with right to vote and with the same characteristics as the Homex Shares which are currently outstanding among the investing public.

•

In accordance with the Agreement, Beta’s shareholders will abstain from selling the Homex Shares which they will receive due to the abovementioned issuance, for a period of 3 (three) months, as of the date on which the Acquisition becomes effective. Once such period is over and during the 3 (three) following months, Beta’s shareholders may sell, each month, shares that represent (i) up to 1% of the total of Homex Shares currently outstanding on the market, or (ii) the average volume of Homex Shares trading on the BMV during the prior 4 (four) weeks, whatever result is higher. As of the first day of the seventh month following the closing of the Acquisition, Beta’s shareholders may dispose of the Homex Shares.

•	As a result of the Merger, Homex’s shareholders will suffer a dilution of approximately 6.55%.

•

Notwithstanding the fact, that at the time of the Merger, Homex will be a shareholder of Beta in virtue of the Acquisition, Homex will not receive shares issued to represent the increase, due to the fact that as consequence of the Merger, Homex will be the debtor and lender regarding the Homex shares, Homex’s participation in Beta will be extinguished by confusion.

•

Homex will take the appropriate measures so that the new Homex Shares issued by virtue of the aforementioned capital increase are registered before the National Registry of Securities (Registro Nacional de Valores) within 25 days following the closing of the Transaction.

•	As a result of the Merger and the increase of Homex’s capital stock, Beta’s shareholders will have a participation in Homex’s capital stock equivalent to approximately 6.55%.

•

The Merger will become effective for Homex, Beta and their respective shareholders, as of the day on which all the conditions established in the Agreement have been complied with, and the Transaction is closed. The Merger will become effective among third parties, according to the General Law of Commercial Companies.

•	Homex will assume all of Beta’s liabilities, and will liquidate them in the same way as it was established originally, or according to what is established in the Merger agreement.

          On June 15, 2005, the call to the General Extraordinary Shareholders Meeting of Homex to be held on the next June 30, 2005, was published in the newspaper “El Debate” and on the BMV, through the Emisnet, such call is attached to this report as “Exhibit A”.

          Once the Transaction is completed, Beta’s shareholders will have the joint and several obligation to indemnify Homex for a 5 year term for the losses it suffers from a breach of any of the representations established in the Agreement. Likewise, such obligation to indemnify will be guaranteed by Beta’s shareholders for a 1 year term, by means of a trust or a security deposit, of Homex Shares, and which value will be equivalent to US$20 (twenty) million dollars, according to the terms of the Agreement.

          3.2.     Purpose of the Transaction

          The purpose of the Transaction is to create value for Homex’s shareholders through the Merger between Homex and Beta, which will increase the competitive advantages that Homex has currently over the rest of their competitors.

          3.3.     Financing Sources and Derived Expenses

          Homex is in process of obtaining a loan for $1,100 million with favorable market conditions (“Banking Credit”).

          The parties agreed that, even if the Transaction is not completed, all the expenses derived from negotiation and instrumentation of the Transaction, as well as from the compliance of the conditions contained in the Agreement, will be covered by Homexup to a maximum amount of US$250,000.00 (two hundred and fifty thousand dollars and 00/100), any expense that exceeds such amount, shall be paid by Beta’s shareholders.

          3.4.     Date of Approval of the Transaction

          The execution of the Agreement by Homex was approved by its Board of Directors on April 21st, 2005. However, the definitive agreements of the Transaction have to be approved by Homex’s and Beta’s shareholders at General Extraordinary Shareholders Meetings.

          3.5.     Accounting Treatment of the Transaction

          On May of 2004, the IMCP issued the B-7 Bulletin “Business Acquisitions” (“B-7”) which is mandatory for financial statements for periods which start on or after January 1, 2005. The B-7 provides updated rules for the accounting treatment of business acquisitions and investments in associated entities, and establishes, among other aspects, the adoption of a the purchase method as the only valuation rule for these operations. Likewise, the amortization of the goodwill is eliminated and will be subject to deterioration rules.

          Based on the B-7, the accounting registration of the Merger between Homex and Beta will proceed, once the conditions established on the Agreement are complied with an once the closing of the Transaction is carried out.

          As it is mentioned on section 3.1 of this document, Homex will acquire 53.00% of Beta’s capital stock, the price of the Acquisition will be US$98,428,571.00 (ninety eight million four hundred and twenty eight thousand five hundred and seventy one and 00/100), which will be financed through a Banking Credit. The Acquisition will be followed by the Merger of Beta into Homex. As a result of the Merger, Homex will carry out an increase of fixed capital by means of the issuance of 22,013,060 (twenty two millions thirteen thousand and sixty) Homex Shares, which will be issued in favor of Beta’s shareholders.

          Financial highlights on the merging Company:

•	All of Beta’s assets and liabilities will be recognized in each and every Beta’s registry account, which correspond, based on their reasonable values, to the date of the closing of the Transaction.

•	Homex’s capital stock will be increased by the amount that corresponds to the aforementioned issuance of 22,013,060 (twenty two million thirteen thousand and sixty) Homex Shares.

•	The long term liabilities will increase by the amount obtained of the Banking Credit.

•

The excess of the cost of the Transaction over the net of the assigned amount to the assets and liabilities valued to its reasonable values, will be recognized as a goodwill. The intangible assets resulting from the Acquisition, which do not comply with the criteria of Bulletin C-8 “Intangible Assets”, will be included in the amount recognized as  goodwill.

          The value of the Beta acquisition will be the sum of the cash payment for the acquisition of 53.00% of Beta Shares, the reasonable value of Homex Shares issued in favor of Beta’s shareholders and the direct incremental costs related to the Business Acquisitions, such as fees of advisors, legal consultants, accountants and appraisers.

          3.6.     Tax Effects of the Transaction

          Due to the Merger, no payment related to income tax, asset tax, value added tax or any tax result under the current legislation.

          In this sense, so that the Merger is not considered as a transfer for tax purposes, the requirements established in article 14-B of the Federal Fiscal Code, shall be complied with, being these the following:

•	The notice of the Merger shall be filed before the Local Tax Authorities.

•

That after the Merger, the merging company continues performing the activities it used to perform, as well as the activities of the merged company for a period of at least 1 year following the date on which the Merger becomes effective.

•	That the surviving entity files the annual tax return and informative declarations of the merged company in the terms established in the tax laws, for the fiscal year in which the merger concluded.

          Regarding tax losses, the merging company will only decrease the tax loss pending to be amortized by the time of the Merger, against the taxable profit derived from the performance of the same activities that generated such tax losses.

          Due to the Merger, and according to article 88 of the Income Tax Law, Beta’s Net Tax Profit Account (“CUFIN”) will be transmitted to Homex, increasing the balance of the CUFIN which it had by the time of the Merger.

          Article 89 of the Income Tax Law establishes that in the event of a Merger, the Pre-Paid Capital Account (“CUCA”) of the surviving entity shall be the resulting amount of the following:

CUCA of the surviving entity prior to the Merger

(+)

CUCA of the merged company as of the same date, in the proportion that its shares were not property of the merging company

CUCA after the Merger

          Regarding the cost of the Acquisition for tax purposes of Homex Shares which Beta’s shareholders will receive, the average cost per share of the shares of Beta at the time of the Merger, shall be considered.

IV.     Information Concerning the Parties Involved in the Transaction.

          4.1     Homex’s Information

                    4.1.1     Name of the Company: Desarrolladora Homex, S.A. de C.V.

                    4.1.2     Business Description

                    Homex is a vertically integrated housing development company focused on the sectors of entry-level and middle –income housing.

                    The following financial information of Homex was obtained from the annual and quarterly financial information presented by Homex to the BMV, which was carried out based on Homex’s accounting policies and is stated in constant pesos of March 31, 2005.

                    The housing industry is characterized by a housing deficit due to the large growth of the population in Mexico, to the growth of the number of young inhabitants and to the historical shortage of mortgage financing. According to the National Institute of Statistics Geography and Computer Science (Instituto Nacional de Estadística Geografía e Informática  “INEGI”), in the year 2000, the national population increased to approximately 97.5 million of inhabitants which represented 22.3 million homes and according to the National Council of Population (Consejo Nacional de Población “CONAPO”), it is estimated that at the end of 2005 and 2010, the country will have 26.13 millions inhabitants and 29.54 million homes. In 2000, according to the INEGI, the population sector that is between 25 and 49 years old, and which constitutes the main group of entry-level housing consumers, was integrated by approximately 31 million of individuals which represented 32% of the national population. According to the CONAPO, in 2020 the aforementioned sector will be integrated by approximately 46 million individuals which will represent 38% of the national population. According to the National Commission of Housing Promotion (Comisión Nacional de Fomento a la Vivienda “CONAFOVI”), in 2001 the country had a generalized shortage of approximately 4.3 million homes.

                    In order to solve the problem of the housing shortage, the Government has implemented several initiatives to increase the availability of mortgage credits of the private sector financed by entities of the public sector, including the credit offered through programs administrated by the Government and financed by means of obligatory contributions given by companies and entities of the public and private sector, the granting of government guarantees and the creation of a  market for the securitization of mortgage credits. The Federal Government, in its housing national plan, has announced its intention to finance 750,000 (seven hundred and fifty thousand) new homes annually until the year 2006, and to try to maintain such level for the next 20 years.

                    The housing industry incorporated by developers is divided in three sectors depending on the cost: entry-level homes, middle-income homes and residential homes. Entry-level homes’ cost varies from $145,000.00 (one hundred and forty five thousand pesos and 00/100) to $400,000.00 (four hundred thousand pesos and 00/100), while the price of middle-income homes varies from $400,000.00 (four hundred thousand pesos and 00/100) to $1,300,000.00 (one million three hundred thousand pesos and 00/100).

                    The size of the entry-level housing developments of Homex varies from 500 to 17,000 homes, and are generally built in three stages of 300 homes. In 2004, the average selling price of the entry-level homes of Homex, was approximately $227,000. A typical entry-level house has a kitchen, living and dinning room, from 1 to 3 bedrooms and 1 bathroom. Homex can deliver a finished entry-level house in a term of seven to ten weeks, starting on the date when the mortgage credit was approved for the purchaser. Currently, the largest entry-level housing developments built by Homex, are located in Guadalajara, Culiacán, Nuevo Laredo and Monterrey. During the first quarter of 2005, Homex has started 3 entry-level housing developments, with an estimated capacity to build 2,611 homes in the cities of Tijuana, Ciudad Juárez and Veracruz.

                    The size of the middle-income housing developments of Homex varies from 400 to 2,000 homes, and are generally built in stages of 200 homes. In 2004, the average selling price of a middle-income house was approximately $600,000. A typical middle-income house has a kitchen, living room, dinning room, two or three bedrooms, and two bathrooms. Homex can deliver a finished middle-income house in a term of twelve to fourteen weeks, starting on the date when the mortgage credit was approved for the purchaser. As consequence of the increase in the demand of middle-income homes in the country and the high margins.  Homex has 13 middle-income housing developments in the cities of Atizapán, Culiacán, La Paz, Metepec, Monterrey, Tijuana, Tuxtla and Pachuca. Middle-income housing sales represented a 20.9% of Homex’s income during 2004.

                    Homex believes it is one of the housing developers with greater geographic diversification in the country. As of March 31st, 2005, Homex had 88 developments under construction in 25 cities, located in 17 states of Mexico, locations which represent 68% of Mexico’s population. Homex considers that this geographical diversification reduces its risk profile compared to other competitors which are less diversified.

                    4.1.3     Description of the Company’s development in the last year.

                    During the first quarter of 2005, Homex sold 4,900 homes, which represented an increase of 22.7% compared to the same period in 2004. During 2004, Homex sold 21,053 homes, which represented an increase of 57.2% compared to 2003 and an increase of 192% compared to 2002. Additionally, as of such date, Homex had a land reserves with a total surface of approximately 13 million square meters, with a capacity to build approximately 58,031 entry-level homes and 7,258 middle-income homes. As of March 31st, 2005, Homex was in the process of acquiring additional land with a total surface of approximately 6.25 million of square meters. Homex estimates that such additional land has the capacity to hold approximately 22,067 entry-level homes and 4,161 middle-income homes.

                    During the first quarter of 2005, 75.7% of Homex’s revenue corresponded to the entry-level sector and during 2004, 79.1% of its revenue corresponded to such sector. The rest of Homex’s revenue corresponded to middle-income homes sales. For 2005, Homex intends to keep growing in the middle-income housing market, which generates higher profit margins.

                    During the fiscal year that concluded on December 31st, 2004 Homex registered a revenue of $5,354 million and a net profit of $721 million, compared to the revenue of $2,934 million and a net profit of $331 million during 2003. Based on the public information which Homex obtained from the respective quarterly information reports and the offering memorandums filed before the BMV by three competitors, and based on the number of homes sold, the revenues and the net profit, Homex believes that it is the company with the fastest growth among the BMV listed housing developers.

                    4.1.4     Capital Stock Structure

Shareholders	Number of Shares	% of the capital stock

De Nicolás Family(1)	137’393,001	43.8%
EIP Investment Holdings, LLC	68’142,301	21.7
Investing Public	108’321,188	34.5

Total	313’856,490	100%

(1)

Eustaquio De Nicolás Vera, Eustaquio Tomás De Nicolás Gutiérrez, José Ignacio De Nicolás Gutiérrez, Gerardo De Nicolás Gutiérrez y Julián De Nicolás Gutiérrez, in their character of beneficiaries of Trust No. F/466 incorporated between these and Ixe Banco, S.A. as trustee.

                    4.1.5     Relevant Changes in Homex’s Financial Statements

Since the last financial statements as of December 31, 2004, and as of the date of the present Declaration of Information, no significant changes in Homex’s Financial Statements have been presented.

          4.2     Beta’s Information.

                    4.2.1     Name of the Company: Controladora Casas Beta, S.A. de C.V.

                    4.2.2     Business Description.

                    Beta is a housing development company focused on entry-level and middle–income housing. For more information on the housing industry in Mexico, see first three paragraphs of the aforementioned section 4.1.2.

                    The following financial information of Beta was obtained from the annual and quarterly financial information presented by Beta to the BMV, which was carried out based on Beta’s accounting policies and stated in constant pesos of March 31, 2005.

                    The minimum size of the entry-level housing developments of Beta is 1000 homes, and are generally built in four stages. In 2004, the average selling price of the entry-level homes of Beta, was approximately $224,161.00. A typical entry-level house has a kitchen, living and dinning room, from 1 to 3 bedrooms and 1 bathroom. Beta is capable of building a entry-level house in a term of only 24 business days. Currently, the main entry-level housing development built by Beta, is located in the municipality of Huehuetoca, Estado de México. Beta maintains 16 entry-level and middle-income housing developments in Mexico City, Estado de México, Monterrey and Baja California.

                    In 2004, the average selling price of a middle-income house was of approximately $1,586,098.20. A typical middle-income house has a kitchen, living room, dinning room, two or three bedrooms, and two bathrooms. Beta can deliver a finished middle-income house in a term of 8 to 10 weeks, starting on the date when the mortgage credit was approved for the purchaser. As consequence of the increase in the demand of middle-income homes in the country, and the high margins, which generally are obtained from the middle-income housing construction, Beta has 4 middle-income housing developments in Mexico City, Estado de México and Baja California. Middle-income housing sales represented a 2.9% of Beta’s revenues during 2004.

                    Beta’s developments are located in the metropolitan zone of Mexico City, Monterrey and Tijuana, where Beta is positioned among the 10 largest housing developers based on the sale volume of 2004. As of March 31st, 2005 Beta had 16 developments in construction process on the metropolitan zones of the above mentioned cities.

                    4.2.3     Description of Beta’s development in the last year.

                    During the first quarter of 2005, Beta sold 2,528 homes, which represented an increase of 5.1% compared to the same period in 2004. During 2004, Beta sold 11,055 homes, which represented an increase of 79.5% compared to 2003 and an increase of 88.9% compared to 2002. Additionally, as of such date, Beta had land reserves with a total surface of approximately 4.8 million square meters, with a capacity to build approximately 21,577 entry-level homes and 8,954 middle-income homes. As of March 31st, 2005, Beta was in the process of acquiring additional land with a total surface of approximately 0.6 million square meters. Beta estimates that such additional land has the capacity to accommodate approximately 3,585 entry-level homes.

                    During the first quarter of 2005, 70.1% of Beta’s revenues corresponded to the entry-level sector and during 2004, 97.1% of its revenues corresponded to such sector. The rest of Beta’s income corresponded to middle-income homes sales.

                    During the fiscal year that concluded on December 31st, 2004 Beta had revenues of $2,497.5 million and a net profit of $330.9 million, compared to the revenuesof $1,648.7 million and a net profit of $115.9 million during 2003.

                    4.2.4     Capital Stock Structure.

Shareholders	Number of Shares	% of the capital stock

Casas Beta del Sureste, S.A. de C.V.	92,532	27%
Carlos Romano y Micha	124,936	36
Elias Romano Guakil	45,906	13
Alberto Romano Guakil	45,906	13
Alfredo Sefami Mizraje	25,497	7
Naftoli Mishkin Antokolski	12,723	4

Total	347,500	100%

                    4.2.5     Relevant Changes in Beta’s Financial Statements

Of date October 7 and 12, 2004, Casas Beta del Centro, S.A. de C.V., carried out contributions for the acquisition of 50% of the capital stock of the company named Súper Abastos Centrales Comerciales, S.A. de C.V. By means of an agreement of the ordinary and extraordinary shareholders’ meeting of  Súper Abastos Centrales Comerciales, S.A. de C.V., dated February 28, 2005, the shareholders transferred their shares the aforementioned company to Casas Beta del Centro, S.A. de C.V., in order to make it owner of 50% of Súper Abastos Centrales Comerciales, S.A. de C.V.’s shares. According to Beta’s internal financial statements for the first quarter of 2005, Beta consolidates Súper Abastos Centrales Comerciales, S.A. de C.V. in its financial statements, due to the fact that  has control over it.

V.       Risk Factors.

          Homex has identified the following risk factors related to the Transaction which could significantly affect its prospects and profitability and could influence Homex Shares’ price. Additionally, the risk factors related to Homex and the industry reflected in the prospectus of the public offering of Homex Shares, which is available at Homex’s web site www.homex.com and at the BMV’s web site www.bmv.com.mx, should be considered. Finally, there is the possibility that Homex’s operations may be affected by other risks which are unknown by Homex or, are not currently considered significant.

          The increase in Homex’s leverage as a result of the Transaction, could significantly affect its growth and operation results.

          To carry out the Transaction, Homex will incur on a medium-term debt of approximately $1,100 million pesos to finance the Acquisition of Beta Shares and will assume approximately $430 million pesos of net debt ($468 million of debt with cost less $38 million of cash and temporary investments) of Beta due to the Merger. Once the Transaction is closed, Homex will have approximately $1,639 million pesos of operating debt, $1,100 million of debt on a medium-term related to the Acquisition and $415 million of cash and temporary investments, resulting in $2,324 million of net debt. Homex’s level of debt will be significantly larger compared to historical levels. The increase in the debt’s service costs could reduce the amount of cash, which would otherwise be available to invest in land acquisition for new developments or to meet other obligations. Likewise, the high level of leverage could reduce Homex’s access to new financing sources on favorable terms and with it, significantly affect its growth and operation results.

          Lack of integration in Homex’s and Beta’s operations could have an adverse effect on the projected results due to the Transaction.

          Once the Transaction is closed, Homex will have to implement an integration plan for Beta’s operation in Homex. The success or failure of the projected results due to the Transaction will depend on the capacity of Homex to integrate Beta into its operation, and to maintain at the same time the operation of Homex’s own developments. On the other hand, accounting, financing and commercial practices used by Beta to develop their projects are different from the practices used by Homex, and it will be necessary to apply the practices Homex has been using historically in the operation of Beta. The lack of a successful integration of Beta’s operations in Homex, could substantially reduce Homex’s capacity to plan new developments and have an adverse effect on the projected results, due to the Transaction.

          The loss of Beta’s main executives could affect Homex’s operations.

          The integration of Beta’s administration and operations in Homex is highly dependant on the participation of a reduced number of Beta’s principal executives, including Mr. Alfredo Sefami Mizraje, Corporate Manager, Mr. Naftoli Mishkin Antokolsy, Commercial Director, Mr. Alberto Romano Guakil, Promotion Director, and Mr. Elías Romano Guakil, Regional Manager of Casas Beta del Noroeste, S.A. de C.V. Because these persons know Beta’s administration and operation and have a lot of experience in the housing industry in the entities where Beta has currently some of their developments, Homex believes that the projected results of the Transaction, will depend on the efforts of these individuals and, therefore, the loss of services of any of them in the short term, for any cause, could affect in a significant way Homex’s operations and results.

          Differences in the hiring process and employee management, could have an adverse effect on the projected results due to the Transaction.

          Once the Transaction is closed, Homex will have to carry out an integration process for Beta’s employees in Homex. Derived from such integration process and as a result of the differences in the hiring terms and in the employees compensation scheme of Homex and Beta, it is possible that some labor, tax and social security contingencies may arise, which could have an adverse effect on the projected results of the Transaction.

          The issuance of new Homex Shares, which will be carried out as result of the Merger, could result in a decrease in their market price.

          As a result of the Merger and of the fixed capital stock increase by means of the issuance of 22,013,060 (twenty two million thirteen thousand and sixty) new Homex Shares in favor of Beta’s shareholders, Beta’s shareholders will have a participation in Homex’s capital stock of 6.55% (six point fifty five per cent) and Homex’s current shareholders will suffer a dilution in their equity interest of the same percentage, which could have as a result, a decrease in the market price of Homex Shares.

VI.     Selected Financial Information

          The Financial Statements for each of the fiscal years ended on December 31, 2004, 2003 and in the period ended March 31, 2005 and 2004, are attached to the present Declaration of Information as Exhibit B.

          The following selected financial information shall be read along with all the other information contained in this Declaration of Information, including section “Management’s Discussion and Analysis of Results of Operations and Financial Condition of the Parties” and the Financial Statements included in this Declaration of Information.

          The Financial Statements have been prepared according to the Mexican GAAP. According to Mexican GAAP, in the consolidated Financial Statements and selected consolidated financial information which is included herewith:

•	Non monetary assets (including inventories and equipment of national origin) and shareholders’ equity are restated to reflect inflation effects based on the Mexican National Consumer Price Index;

•	Gains and losses in purchasing power from holding monetary assets and liabilities are recognized in income; and

•	All financial statements are restated in constant pesos of March 31, 2005.

          Financial Statements for the fiscal years ended on December 31, 2004 and 2003, and the period ended on March 31, 2005 and 2004, have been prepared with the sole purpose of presenting the financial situation, the results of operations and changes in Homex’s financial situation with the new organizational structure which will be effective once the Transaction  becomes effective. Such financial statements reflect in a reasonable way, all the important aspects related with the financial situation of the Company and the adjustments derived from the Transaction.

          As described in the attached financial statements, the pro forma adjustments column includes Beta’s consolidated Financial Statements for the fiscal years ended on December 31, 2004 and 2003, and the three-month period ended March 31, 2005 and 2004, adjusted to the accounting policies of Homex.

          The pro forma information was prepared as if the Merger qualified to be registered in a similar way of a conjunction of interests and considering that the total amount of Beta’s shareholder’s equity was to be a part of the minority interest. Once the Transaction mentioned in the paragraph above becomes effective,  the Merger will be accounted for based on the B-7, which only allows the use of the purchase method as the valuation rule.

          A summary of Beta’s accountable policies which differ from Homex’s, is presented below:

                    Capitalization of financing cost as part of real – estate inventory

                    Beta has a policy of capitalizing the financing cost which is incurred during the development of the projects in process corresponding to mortgage credits related to the construction process.

                    Homex has as a policy not to capitalize the financing costs.

                    According to the aforementioned, an adjustment on Beta’s financial statements is included to reduce the real – estate inventories and increase the integral cost of financing for the effect of the financing cost which was capitalized.

                    Capitalization of selling commissions and promotion and selling expenses

                    Beta has a policy to include in the construction budgets, the selling commissions and promotion and selling expenses which will be included in the real – estate developments.

                    Homex has a policy not to include in its construction budgets the selling commissions and promotion and selling expenses which will be included in the real – estate developments.

                    According to the abovementioned, an adjustment on Beta’s financial statements is included to reduce the real – estate inventories and increase administration and selling expenses for the effect of these commissions and expenses.

                    Income and costs for home selling

                    Both Homex and Beta have the policy of using the percentage of completion method in order to recognize revenues and costs relative to their real – estate development activities.  The percentage is determined by comparing the total of incurred costs against the total of estimated costs which will be incurred in each development of the project.

                    Because differences in the policies which are discussed in the previous sections, the base to determine the percentage of completion which is mentioned in the previous paragraph is modified and therefore, such percentage was recalculated, resulting in an additional adjustment to the trade accounts receivable, inventories, sales and costs for homes sales registered by Beta.

                    Deferred income tax

                    Both Homex and Beta have the policy of registering the income tax and employee statutory profit – sharing in the results of the years in which they are caused, and the deferred income tax which comes from the temporary differences resulting from the comparison of the book and tax values of the assets and liabilities are recognized, and where applicable, the profit of  tax losses pending to be amortized is included.

                    Because of the adjustments mentioned in the three previous sections, the calculation for income tax is modified, resulting in an additional adjustment to Beta’s financial statements.

	Quarters ended on March 31 of

	2005			2004

	Original figures	Pro forma adjustments	Pro forma figures	Original figures	Pro forma adjustments	Pro forma figures

	(In thousand of constant pesos as of March 31, 2005)
Results of Operations Data:
Revenues	$1,287,014	$539,609	$1,826,623	$974,204	$470,287	$1,444,491
Costs	878,140	393,641	1,271,781	675,476	354,334	1,029,810

Gross Profit	408,874	145,968	554,842	298,728	115,953	414,681
Selling and administrative expenses	118,073	46,121	164,194	82,412	41,803	124,215

Operating Income	290,801	99,847	390,648	216,316	74,150	290,466
Other income (expense)	-279	763	484	1,745	242	1,987
Net Comprehensive Financing Cost(1)	42,048	53,176	95,224	32,348	30,087	62,435
Income tax expense and employee statutory profit sharing expense	248,474	47,434	295,908	185,713	44,305	230,018
Income tax expense	80,346	-46,911	33,435	62,773	20,729	83,502
Employee statutory profit sharing expense	0	0	0	0	0	0

Net income (loss)	$168,128	$94,345	$262,473	$122,940	$23,576	$146,516

Balance Sheet Data:
Cash and temporary investments	$377,466	$37,734	$415,200	$176,554	$27,237	$203,791
Accounts receivable	3,853,518	1,398,027	5,251,545	2,155,045	967,958	3,123,003
Land property	2,135,257	358,913	2,494,170	534,520	232,695	767,215
Total current assets	6,398,408	1,813,439	8,211,847	2,875,984	1,233,232	4,109,216
Property and equipment	258,065	110,077	368,142	32,960	94,480	127,440
Total assets	7,511,347	2,124,472	9,635,819	3,727,387	1,327,712	5,055,099
Notes payable to financial institutions	1,171,591	467,570	1,639,161	716,577	442,720	1,159,297
Total outstanding liabilities	2,700,506	787,769	3,488,275	1,848,286	234,295	2,082,581
Long-term liabilities	129,263	271,867	401,130	98	458,080	458,178
Total liabilities	3,546,589	1,282,208	4,828,797	2,239,455	892,924	3,132,379
Total stockholders’ equity	$3,964,758	$842,264	$4,807,022	$1,487,932	$434,788	$1,922,720
Other financial data:
Depreciation	2,160	7,382	9,542	1,764	7,382	9,146
Gross margin	31.77%	27.05%	30.38%	30.66%	24.66%	28.71%
Operating margin	22.60%	18.50%	21.39%	22.20%	15.77%	20.11%
EBITDA	292,961	107,229	400,190	218,080	81,532	299,612
Net debt	794,125	429,836	1,223,961	540,023	415,483	955,506

	Years ended on December 31 of

	2004			2003

	Original figures	Pro forma adjustments	Pro forma figures	Original figures	Pro forma adjustments	Pro forma figures

	(in thousand on constant pesos as of March 31, 2005)
Results of Operations Data:
Revenues	$5,354,460	$2,351,065	$7,705,525	$2,933,866	$1,642,654	$4,576,520
Costs	3,728,295	1,730,322	5,458,617	2,098,542	1,241,410	3,339,952

Gross profit	1,626,165	620,743	2,246,908	835,324	401,244	1,236,568
Selling and administrative expenses	436,740	193,311	630,051	268,774	167,965	436,739

Operating income	1,189,425	427,432	1,616,857	566,550	233,279	799,829
Other income (expense)	43,364	-1,169	42,195	78,448	3,141	81,589
Net comprehensive financing costs(1)	160,836	107,402	268,238	128,547	72,114	200,661
Income tax expense and employee statutory profit sharing expense	1,071,953	318,861	1,390,814	516,451	164,306	680,758
Income tax	342,200	92,785	434,985	184,752	75,337	260,089
Employee statutory profit sharing expense	8,589	3,339	11,928	280	0	280

Net income (loss)	$721,164	$222,737	$943,902	$331,419	$88,969	$420,389

Balance Sheet Data:
Cash and temporary investments	$578,961	$95,111	$674,072	$257,239	$75,106	$332,345
Accounts receivable	3,194,821	1,021,731	4,216,552	1,859,052	718,826	2,577,878
Land property	2,101,265	248,826	2,350,091	1,022,450	175,180	1,197,630
Total current assets	5,936,802	1,368,279	7,305,081	3,133,687	969,112	4,102,799
Property and equipment	253,363	109,979	363,342	57,701	91,421	149,122
Total assets	6,826,586	1,743,483	8,570,069	3,478,593	1,121,048	4,599,641
Notes payable to financial institutions	561,506	469,881	1,031,387	677,186	284,501	961,687
Total outstanding liabilities	2,201,246	548,255	2,749,501	1,744,485	351,722	2,096,207
Long-term liabilities	181,592	284,035	465,627	0	167,476	167,476
Total liabilities	3,020,949	1,105,298	4,126,247	2,102,659	705,600	2,808,259
Total stockholders’ equity	$3,805,637	$638,185	$4,443,822	$1,375,934	$415,448	$1,791,382
Other financial data:
Depreciation	24,428	22,228	46,657	11,150	21,165	32,315
Gross margin	30.37%	26.40%	29.16%	28.47%	24.43%	27.02%
Operative margin	22.21%	18.18%	20.98%	19.31%	14.20%	17.48%
EBITDA	1,257,217	451,078	1,705,709	656,148	255,370	913,734
Net debt	-17,455	374,770	357,315	419,947	209,395	629,342

          EBITDA is not a financial measure computed under Mexican GAAP. EBITDA derived from the prepared information based on the Mexican GAAP represents the net profit (loss) computed according to Mexican GAAP, excluding (i) depreciation, (ii) net comprehensive financing costs (which is composed of net interest expense, foreign exchange gain or loss), and (iii) income tax expense and employee statutory profit sharing expense.

          Homex considers that EBITDA can be useful to facilitate comparisons of operative performance between periods and with other companies in the industry because it excludes the effect of (i) depreciation, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates, and inflation rates, which have little or no bearing over Homex’s performance, and (iii) income tax expense and employee statutory profit sharing expense.

          EBITDA is also a useful basis of comparing Homex’s and Beta’s results because it presents operating results on a basis unaffected by capital structure. To better understand Homex’s operating performance, investors should review EBITDA, along with net income (loss) and cash flow from operating activities, investing activities and financing activities. While EBITDA is a relevant and widely used measure of operating performance, it does not represent cash generated from operating activities in accordance to Mexican GAAP and should not be considered as an alternative to net income (loss), determined in accordance to Mexican GAAP, as an indicator of Homex’s financial performance, or to cash flow from operating activities, determined in accordance with Mexican GAAP, as a measure of liquidity, nor is it indicative of funds available to fund cash needs.

          EBITDA has certain material limitations as follows: (i) it does not include interest expense because Homex has borrowed money to finance some of its operations, interest is a necessary and ongoing part of its cost and enables it in generating revenue, therefore, any measure that excludes interest expense has material limitations; (ii) it does not include taxes, because the payment of taxes is a necessary and ongoing part of its operations, any measure that excludes taxes has material limitations; and (iii) it does not include depreciation, because Homex must utilize property and equipment in order to generate revenues in its operations, depreciation is a necessary and ongoing part of its costs.,therefore, any measure that excludes depreciation has material limitations.

Reconciliation of the net income (loss) to EBITDA derived from Mexican GAAP

	Quarters ended on March 31 of

	2005			2004

	Original figures	Pro forma adjustments	Pro forma figures	Original figures	Pro forma adjustments	Pro forma figures

	(in thousands of constant pesos)			(in thousands of constant pesos)
Net income (loss)	$168,128	$94,345	$262,473	$122,940	$23,576	$146,516
Depreciation	2,160	7,382	9,542	1,764	7,382	9,146
Net comprehensive financing cost	42,048	53,176	95,224	32,348	30,087	62,435
Other income (expenses)	279	-763	-484	-1,745	-242	-1,987
Income tax expense and employee statutory profit sharing expense	80,346	-46,911	33,435	62,773	20,729	83,502
EBITDA	$292,961	$107,229	$400,190	$218,080	$81,532	$299,612

Reconciliation of the net income (loss) to EBITDA derived from Mexican GAAP

	Fiscal years ended on December 31 of

	2004			2003

	Original figures	Pro forma adjustments	Pro forma figures	Original figures	Pro forma adjustments	Pro forma figures

	(in thousands of constant pesos)			(in thousands of constant pesos)
Net income (loss)	$721,164	$222,737	$943,902	$331,419	$88,969	$420,389
Depreciation	24,428	22,228	46,657	11,150	21,165	32,315
Net comprehensive financing cost	160,836	107,402	268,238	128,547	72,114	200,661
Other income (expenses)	0	2,587	0	0	-2,215	0
Income tax expense and employee statutory profit sharing expense	350,789	96,124	446,913	185,032	75,337	260,369
EBITDA	$1,257,217	$451,078	$1,705,709	$656,148	$255,370	$913,734

VII.     Management’s Discussion and Analysis of Financial Conditions and Results of Operations.

          The following analysis shall be read along with the consolidated financial statements pro forma and the notes included regarding such Financial Statements. In virtue of the abovementioned, and due to the fact that some of Homex’s policies differ from Beta’s policies, the figures included in this section were adjusted according to Homex’s accounting policies which are referred to in section VI.

          The pro forma Consolidated Financial Statements of the Company for the years ended December 31, 2004 and 2003 and for the three-month periods ended March 31, 2005 and 2004, have been prepared with the sole purpose of presenting the financial situation, the results of operations and the changes in the financial situation of the Company with the new organizational structure which will be effective once the aforementioned Transaction becomes effective.

          The Pro forma adjustments column includes Beta’s consolidated financial statements for the years ended on December 31, 2004 and 2003 and for the period ended on March 31, 2005 and 2004, adjusted to the accounting policies of the Company.

  7.1   Operation Results

          The following table sets forth selected data for the periods indicated, restated in constant pesos of March 31st, 2005 and also expressed as a percentage of Homex’s total revenues.

	Quarters ended on March 31 of

	2005			2004

	Original figures	Pro forma adjustments	Pro forma figures	Original figures	Pro forma adjustments	Pro forma figures

	(in thousand of constant pesos as of March 31, 2005)
Revenues	$1,287,014	$539,609	$1,826,623	$974,204	$470,287	$1,444,491
Costs	878,140	393,641	1,271,781	675,476	354,334	1,029,810

Gross profit	408,874	145,968	554,842	298,728	115,953	414,681
Selling and administrative expenses	118,073	46,121	164,194	82,412	41,803	124,215

Operative income	290,801	99,847	390,648	216,316	74,150	290,466
Other income (expense)	-279	763	484	1,745	242	1,987
Net comprehensive financing cost(1)	42,048	53,176	95,224	32,348	30,087	62,435
Income tax expense	80,346	-46,911	33,435	62,773	20,729	83,502
Employee statutory profit sharing expense	0	0	0	0	0	0

Net income (loss)	$168,128	$94,345	$262,473	$122,940	$23,576	$146,516

EBITDA	292,961	107,229	400,190	218,080	81,532	299,612

	(as percentage of sales)			(as percentage of sales)

Revenues	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Costs	68.23%	72.95%	69.62%	69.34%	75.34%	71.29%
Gross Profit	31.77%	27.05%	30.38%	30.66%	24.66%	28.71%
Selling and administrative expenses	9.17%	8.55%	8.99%	8.46%	8.89%	8.60%
Operative income	22.60%	18.50%	21.39%	22.20%	15.77%	20.11%
Other income (expense)	-0.02%	0.14%	0.03%	0.18%	0.05%	0.14%
Net comprehensive financing costs	3.27%	9.85%	5.21%	3.32%	6.40%	4.32%
Employee statutory profit sharing expense	6.24%	-8.69%	1.83%	6.44%	4.41%	5.78%
Net income (loss)	13.06%	17.48%	14.37%	12.62%	5.01%	10.14%
EBITDA	22.76%	19.87%	21.91%	22.39%	17.34%	20.74%

	Years ended on December 31 of

	2004			2003

	Original figures	Pro forma adjustments	Pro forma figures	Original figures	Pro forma adjustments	Pro forma figures

	(in thousand of constant pesos as of March 31, 2005)
Revenues	$5,354,460	$2,351,065	$7,705,525	$2,933,866	$1,642,654	$4,576,520
Costs	3,728,295	1,730,322	5,458,617	2,098,542	1,241,410	3,339,952

Gross Profit	1,626,165	620,743	2,246,908	835,324	401,244	1,236,568
Selling and administrative expenses	436,740	193,311	630,051	268,774	167,965	436,739

Operative income	1,189,425	427,432	1,616,857	566,550	233,279	799,829
Other income (expense)	43,364	1,418	44,782	78,448	926	79,374
Net comprehensive financing cost	160,836	107,402	268,238	128,547	72,114	200,661
Income tax expense	342,200	92,785	434,985	184,752	75,337	260,089
Employee statutory profit sharing expense	8,589	3,339	11,928	280	0	280

Net income (loss)	$721,164	$225,324	$946,489	$331,419	$86,754	$418,174

EBITDA	1,257,217	451,078	1,708,296	656,148	255,370	911,519

	(as a percentage of revenues)			(as a percentage of revenues)

Revenues	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Costs	69.63%	73.60%	70.84%	71.53%	75.57%	72.98%
Gross profit	30.37%	26.40%	29.16%	28.47%	24.43%	27.02%
Selling and administrative expenses	8.16%	8.22%	8.18%	9.16%	10.23%	9.54%
Operative income	22.21%	18.18%	20.98%	19.31%	14.20%	17.48%
Other income (expense)	0.81%	0.06%	0.58%	2.67%	0.06%	1.73%
Net comprehensive financing cost	3.00%	4.57%	3.48%	4.38%	4.39%	4.38%
Income tax expense and employee statutory profit sharing expense	6.39%	3.95%	5.65%	6.30%	4.59%	5.68%
Net income (loss)	13.47%	9.58%	12.28%	11.30%	5.28%	9.14%
EBITDA	23.48%	19.19%	22.17%	22.36%	15.55%	19.92%

          Seasonality

          The Mexican affordable entry-level housing industry experiences significant seasonality during the year, principally due to the operational and lending cycles of credit granting of INFONAVIT and FOVISSSTE. The programs, budgets, and changes in the authorized policies of these mortgage lenders are approved during the first quarter of the year. Payment by these lenders of home deliveries is slow at the beginning of the year and increases gradually through the second and third quarters with a rapid acceleration in the fourth quarter. Homex builds and delivers affordable entry-level homes based on the seasonality of this cycle because it does not begin construction of these homes until a mortgage provider commits mortgage financing to a qualified home buyer in a particular development. Accordingly, the Company tends to recognize significantly higher levels of revenue in the third and fourth quarters and its debt levels tend to be highest in the first and second quarters. The Company budgets the majority of its land purchases for the second half of the year to coincide with peak cash flows. As a result, its total land reserves fluctuate between its targeted 18 to 24 months of future home deliveries depending upon the time of the year. Homex anticipates that its quarterly results of operations and its level of indebtedness will continue to experience variability from quarter to quarter in the future. Mortgage commitments from commercial banks and SOFOLES for middle-income housing are generally not subject to significant seasonality. Homex expects that as the percentage of its sales from middle-income housing increases, the overall seasonality of its results of operations should diminish. For more information, please see section “Risk Factors – Homex’s Operation Results are subject to seasonality”.

          Operating results for the three-month periods ended on March 31st, 2005, compared to the periods ended on March 31st, 2004.

          Revenues: Total revenues increased by 26.5% to $1,827 million ($1,287 million corresponding to Homex and $540 million corresponding to Beta) in the first quarter of 2005 from $1,444 million ($974 million corresponding to Homex and $470 million corresponding to Beta) over the same period in 2004, primarily due to a 16.3% increase in the number of homes sold, reaching 7,487 homes (4,900 corresponding to Homex and 2,587 corresponding to Beta) over the first quarter of  2005, to the increase of 7.9% in the average price of the entry-level homes, and an increase in revenues attributable to the sale of middle-income housing, where the average price is higher than the entry-level housing market. Homex sold 591 middle-income homes in the first quarter of 2005, compared to 211 homes at the end of the first quarter of 2004, while Beta sold 441 middle-income homes in 2005 and 18 during 2004.

          Gross Profit: Costs increased by 23.5% to $1,272 during the first quarter of 2005 from $1,029 million in the first quarter of 2004, almost exclusively as a result of increased volume of sold units. Gross profit increased by 33.8% to $555 million during the first quarter of 2005 from $415 million over the same period in 2004. Homex’s gross profit margin was 30.4% in the first quarter of 2005 compared to 28.7% in the same quarter of 2004.

          Selling and administrative expenses: Selling and administrative expenses increased by 32.2% to $164 million during the first quarter of 2005 from $124 million over the same period in 2004. This increase was due mainly to the rise in the aggregate amount of sales commissions due to the growth in the number of homes sold, as well as to the increase in the number of administrative personnel required to support Homex’s expanding operations. Beta’s administrative expenses did not have any significant changes. As a result, selling and administrative expenses as a percentage of revenues, increased from 8.6% during the first quarter of 2004 to 9.0% over the same period in 2005.

          Net comprehensive financing cost: Net comprehensive financing cost (comprised of interest income, interest expense, monetary position gains and losses, and foreign exchange gains and losses) increased 52.5% from $62.4 million in the first quarter of 2004 to $95.2 million in the same period of 2005. Net comprehensive financing cost as a percentage of sales increased from 4.3% in the first quarter of 2004 to 5.2% over the same period in 2005. Interest expense increased 77.7% from $42.0 million during the first quarter of 2004 to $74.6 million over the same quarter of 2005. This increase was due to an increase in the outstanding amount of the indebtedness with cost of Homex. The amount of the indebtedness of Beta did not suffer any significant changes over such periods. Interest income increased 125.6% to $11.3 million in the first quarter of 2005 from $5.0 million over the same period in 2004 due to higher cash balances throughout the year resulting from higher average working capital balances. Monetary position loss increased from $20.4 million during the first quarter of 2004 to $23.0 million over the same quarter of 2005 resulting from Homex’s net monetary position.

          Income Tax Expense and Employee Statutory Profit-Sharing Expense: Income tax expense decreased from $83.5 million during the first quarter of 2004 to $33.4 million over the same period of 2005 mainly due to a decrease in Beta’s deferred income tax expense provision which was carried out based on a tax rate of 33% during 2004 and which decreased to 30% on 2005, therefore the provision made at a rate of 33% of previous years was cancelled in 2004. The effective rate of income tax expense decreased from 20.9% at the end of the first quarter of 2004 to 11.3% over the same period in 2005, mainly as a result of the effects of the income tax expense tax rate decrease. Employee profit sharing expense did not suffer any significant changes.

          Net Profit: net profit increased by 79.1% to $262 million during the first quarter of 2005, from $146 million over the same period in 2004 as a result of the previously described factors.

           Operating results for the year ended December 31, 2004, compared to the year ended December 31, 2003.

          Revenues: Total revenues increased by 68.4% to $7,706 million ($5,354 million corresponding to Homex and $2,351 million corresponding to Beta) in 2004 compared to $4,577 million ($2,934 million corresponding to Homex and $1,643 million corresponding to Beta) in 2003,  primarily due to a 61.1% increase in the number of homes sold reaching 31,460 homes (21,053 corresponding to Homex and 10,407 corresponding to Beta) in this period, to the increase of  7.2% in the average price of the entry-level homes, and an increase in revenues attributable to the sale of middle-income housing, where the average price is higher than the entry-level housing market. Homex sold 1,913 middle-income homes during 2004, compared to 463 homes during 2003. Beta sold 46 and 66 middle-income homes respectively, during such periods.

          Gross Profit: Costs increased by 63.4% to $5,459 million in 2004 from $3,340 million in  2003, almost exclusively as a result of increased volume of sold units. Gross profit increased by 81.7% to $2,247 million in 2004 from $1,237 million as of the year ended December 31, 2003. Homex’s gross profit margin was 29.2% in 2004 compared to 27.0% in 2003.

          Selling and Administrative Expenses: Selling and administrative expenses increased by 44.3% to $630 million in 2004 from $437 million in 2003. This increase was due to the rise in the aggregate amount of sales commissions due to the growth in the number of homes sold, as well as to the increase in the number of administrative personnel required to support Homex’s expanding operations. Beta’s administrative expenses did not have any significant changes. As a percentage of revenue, the selling and administrative expenses decreased from 9.5% in 2003 to 8.2% in 2004. This improvement is attributable to restrained growth in the number of fixed-salary personnel in relation to the significantly increased sales.

          Net Comprehensive Financing Cost: Net comprehensive financing cost (comprised of interest income, interest expense, monetary position gains and losses, and foreign exchange gains and losses) increased 33.7% from $201 million in 2003 to $268 million in 2004. Net comprehensive financing cost as a percentage of sales decreased from 4.4% in 2003 to 3.5% in 2004. Interest expense decreased 2.9% from $175 million in 2003 to $170 million in 2004. This decrease from year to year was due to a significant amortization of the bank debt, an adequate negotiation of the rest of the debt and positive cash flow derived from income from Homex’s initial public offering. Interest income increased 655.6% to $58.4 million in 2004 from $7.7 million in 2003 due to higher cash balances throughout the year resulting from higher average working capital balances and positive cash flow derived from Homex’s initial public offering. Homex had a foreign exchange gain of $6.9 million in 2004, compared to the foreign expense loss of $0.3 million in 2003 as a result of the dollar balance that Homex held following capital contributions by Homex’s principal shareholders, and a peso depreciation of approximately 7.0% against the U.S. dollar during the first two months of 2003. Monetary position loss increased from $25.1 million in 2003 to $105.0 million in 2004 resulting from the increase in Homex’s net monetary position.

          Income Tax Expense and Employee Statutory Profit-Sharing Expense:Income tax expense increased from $260 million in 2003 to $435 million in 2004 due to increased revenues.

However, the effective income tax rate decreased from 38.3% in 2003 to 31.0% in 2004, mainly as a result of inflation effects and to the reduction of the employee statutory profit-sharing tax rate based on the deferred tax. Employee statutory profit-sharing expense increased from $0.3 million in 2003 to $11.9 million in 2004 as a result to the modifications of tax laws.

          Net Income: Net income increased by 124.5% to $943.9 million in 2004 from $420.4 million in 2003 as a result of the previously described factors.

7.2     Financial Situation, Liquidity and Capital Resources

          Homex has experienced and expects to continue to experience a need for substantial liquidity and capital resources, principally to finance development and construction of homes and for land inventory purchases.

          As of March 31, 2005 Homex had cash and temporary investments for $415 million of which $378 corresponded to Homex and $38 million corresponded to Beta and outstanding indebtedness of $1,639 million, of which $1,172 million corresponded to Homex and were direct credit lines and free of use and $467million consisted of financings by Beta which were granted by SOFOLES, banks, or consisted of the issuance of a  bond (certificado bursátil) structured in relation to the urban developments in construction process.

          The Transaction contemplates the addition of cash resources and temporary investments of $38 million, bank indebtedness of $467 million and  shareholders equity of $842 million brought by Beta.

          Although Homex does not commence construction of any development until the availability of mortgage financing for qualified homebuyers is assured, Homex does acquire land and performs licensing, permitting, and certain infrastructure development activities prior to receiving confirmation of the availability of mortgage financing. Historically, Homex has financed its developments and construction activities through internally generated funds, commercial paper programs, and bridge loans.

          Homex’s primary sources of liquidity are:

•	cash flow from operations;
•	their domestic commercial paper programs;
•	financing from sellers of land and to a lesser extent, suppliers of materials;
•	commercial banks, SOFOLES, and other financial institutions; and
•	down payments from home buyers.

VIII.     Responsible Individuals.

“The registered, declare under oath that, in the scope of our functions, we prepared the relative information related to Homex contained in the present Declaration of Information, which, to the best of our knowledge and belief, reasonably reflects its situation. Likewise, we declare we do not have any knowledge of relevant information which has been omitted or falsified in this Declaration of Information or that the same contains information which could lead the investors into an error”.

Gerardo De Nicolás Gutiérrez General Director	Ramón Antonio Lafarga Batiz Director of Administration	Gerardo Gaxiola Díaz Legal Director

Exhibits

-	Call to Homex’s General Extraordinary Shareholders Meeting.

-	Financial Statements Pro forma of Homex and Beta.

-	Homex’s External Auditor Opinion.

País | EL DEBATE, CULIACÁN, SINALOA MIÉRCOLES 15 DE JUNIO DE 2005 | 27-A

DESARROLLADORA HOMEX, S.A. DE C.V.

CONVOCATORIA

Asamblea General Extraordinaria de Accionistas

Se convoca a los accionistas de **DESARROLLADORA HOMEX, S.A. DE C.V.** a la Asamblea General Extraordinaria de Accionistas, que tendrá verificativo a las 12:00 horas del día **30 de junio de 2005**, en las oficinas de la sociedad ubicadas en Andador Javier Mina No. 2910, Colonia Centro Sinaloa, Culiacán, Sinaloa, para tratar los asuntos contenidos en la siguiente:

ORDEN DEL DIA.

I.- Discusión y, en su caso, aprobación de la propuesta de fusionar a Desarrolladora Homex, S.A. de C.V., como Sociedad Fusionante, que subsiste, con Controladora Casas Beta, S.A. de C.V., como Sociedad Fusionada, que se extingue.

II.- Aumento del capital social en la parte fija como consecuencia de esa fusión, y modificación de los estatutos sociales.

III.- Nombramiento de nuevos miembros del Consejo de Administración, y sus respectivos suplentes, y determinación de sus remuneraciones.

IV.- Designación de delegados especiales para solicitar la protocolización y registro del acta de esta Asamblea y de los documentos adicionales que se adopten.

Para tener derecho a asistir a la Asamblea, los tenedores de acciones emitidas por la Sociedad deberán acreditar fehacientemente la titularidad de tales acciones, por lo menos con 48 horas de anticipación a la hora fijada para su celebración, en Montes Urales No. 505, Piso 3, Colonia Lomas de Chapultepec, C.P. 11000 México, D.F. Para ello, los tenedores de acciones deberán estar inscritos como tales en el Registro de Accionistas de la Sociedad. Se les recuerda a los señores accionistas que de conformidad con lo dispuesto en el artículo décimo noveno de los estatutos sociales, solo podrán asistir a la asamblea las personas inscritas como accionistas en el Libro de Registro de Acciones de la Sociedad, quedando actualizado dicho Registro con base a las constancias expedidas por la S.D. INDEVAL, S.A. de C.V., Institución para el Depósito de Valores, y los listados complementarios a que se refiere el artículo 78 de la Ley del Mercado de Valores. Los accionistas podrán hacerse representar por apoderados que acrediten su representación mediante poder otorgado en formularios elaborados por la propia Sociedad, que reúnan los requisitos señalados en el artículo 14 Bis 3, Fracción VI, inciso c) de la Ley del Mercado de Valores o mediante poder general o especial otorgado conforme a la legislación aplicable. Los formularios citados están a disposición de los accionistas o de sus representantes, en las oficinas del secretario ubicadas en el domicilio ya mencionado, a partir de esta fecha.

Culiacán, Sinaloa, a 15 de junio de 2005.

Ing. Eustaquio Tomás De Nicolás Gutiérrez
Presidente del Consejo de Administración

Exhibit B

Desarrolladora Homex, S.A. de C.V. and Subsidiaries Consolidated Financial Statements for the Years Ended December 31, 2004 and 2003, and Independent Auditors’ Report Dated April 6, 2005, except for Note 22 as to which the date is June 14, 2005

Independent Auditors’ Report to the Board of Directors and Stockholders of
Desarrolladora Homex, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Desarrolladora Homex, S.A. de C.V. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years then ended, all expressed in thousands of Mexican pesos of purchasing power of March 31, 2005.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements (columns identified as base amounts) present fairly, in all material respects, the financial position of Desarrolladora Homex, S.A. de C.V. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

As described in Note 2, on May 16, 2004, Econoblock, S.A. de C.V. (affiliated company) merged with Desarrolladora de Casas del Noroeste, S.A. de C.V. (subsidiary company) with the latter assuming all the rights and obligations of the merged company. As the companies were under common control, the merger was recorded by recognizing the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer, based on the guidance incorporated in Statement of Financial Accounting Standards No. 141, “Business Combinations”, issued by the Financial Accounting Standards Board, and in accordance with Bulletin A-8, “Supplemental Application of International Accounting Standards” issued by the Mexican Institute of Public Accountants. Therefore, the accompanying financial statements include those of the merged company as if the merger had taken place as of the beginning of the earliest period presented.

As described in Note 22, the financial statements reflected in the columns identified as pro forma amounts include the effect derived from the proposed business combination of Desarrolladora Homex, S.A. de C.V. and Casas Beta, S.A. de C.V. The financial statements of the latter, which were audited by us, were adjusted for inclusion as if the accounting policies of Desarrolladora Homex, S.A. de C.V. had been applied as of and for the years ended December 31, 2004 and 2003.

The objective of this pro forma financial information is to show what the significant effects on the historical information might have been had the proposed transaction occurred at an earlier date.

In our opinion, i) management’s assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned business combination of Desarrolladora Homex, S.A. de C.V. and Casas Beta, S.A. de C.V., as described in Note 22, ii) the related pro forma adjustments give appropriate effect to those assumptions and iii) the pro forma column reflects the proper application of those adjustments to the base financial statements amounts in the consolidated pro forma balance sheets as of December 31, 2004 and 2003, and the related consolidated pro forma statements of income, changes in stockholders’ equity and changes in financial position for the years then ended.

The accompanying financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

C.P.C. Pedro Luis Castañeda Herrera
April 6, 2005, except for Note 22, as to
which the date is June 14, 2005

Desarrolladora Homex, S.A. de C.V. and Subsidiaries
Consolidated pro forma balance sheets proforma

As of December 31, 2004 and 2003
(In thousands of Mexican pesos of purchasing power of March 31, 2005)

	2004 Base amounts		2003 Base amounts		2004 Pro forma Adjustments		2003 Pro forma Adjustments		2004 Pro forma amounts		2003 Pro forma amounts

Assets
Current assets:
Cash and temporary investments (Note 4)	Ps.	515,060	Ps.	221,838	Ps.	95,111	Ps.	75,106	Ps.	610,171	Ps.	296,944
Restricted cash (Note 20)		20,634								20,634
Trade accounts receivable – net (Note 5)		3,194,821		1,859,052		1,021,731		718,826		4,216,552		2,577,878
Real estate inventory (Notes 6 and 10)		2,101,265		1,022,450		248,826		175,180		2,350,091		1,197,630
Other current assets (Note 7)		105,022		30,347		2,611				107,633		30,347

Total current assets		5,936,802		3,133,687		1,368,279		969,112		7,305,081		4,102,799
Land held for future development (Note 6)		507,874		241,767		192,140		55,580		700,014		297,347
Restricted investments (Note 19)		43,267		35,401		—		—		43,267		35,401
Investments in shares		—		—		64,302		4,935		64,302		4,935
Property and equipment – net (Notes 8 and 10)		253,363		57,701		109,979		91,421		363,342		149,122
Other assets (Note 9)		85,280		10,037		8,783		—		94,063		10,037

Total	Ps.	6,826,586	Ps.	3,478,593	Ps.	1,743,483	Ps.	1,121,048	Ps.	8,570,069	Ps.	4,599,641

Liabilities and stockholders’ equity
Current liabilities:
Notes payable to financial institutions (Note 10):
Due to related parties	Ps.	—	Ps.	145,380	Ps.	—	Ps.	—	Ps.	—	Ps.	145,380
Other		400,157		531,804		194,274		164,878		594,431		696,682
Trade accounts payable (Note 11)		1,671,657		1,011,989		337,263		168,862		2,008,920		1,180,851
Advance Deposits		60,263		13,611						60,263		13,611
Accrued expenses and taxes, other than income taxes		66,824		36,171		15,278		16,468		82,102		52,639
Income tax payable		349		4,597						349		4,597
Employee statutory profit sharing		1,996		933		1,440		1,514		3,436		2,447

Total current liabilities		2,201,246		1,744,485		548,255		351,722		2,749,501		2,096,207
Long-term notes payable to financial institutions (Notes 10 and 11)		181,591				284,035		167,476		465,626		167,476
Deferred income taxes and employee statutory profit sharing (Note 18)		638,112		358,174		272,510		186,402		910,625		544,576
Future capital contributions		—		—		498		—		498		—

Total liabilities		3,020,949		2,102,659		1,105,298		705,600		4,126,250		2,808,259

Commitments and contingencies (Notes 19 and 20)
Stockholders’ equity (Note 12):
Common stock		218,786		174,607						218,786		174,607
Additional paid-in capital		2,245,740		586,766						2,245,740		586,766
Retained earnings		1,120,360		397,653						1,120,360		397,653
Excess in restated stockholders’ equity		313,072		313,072						313,072		313,072
Cumulative initial effect of deferred income taxes		(142,541)		(142,541)						(142,541)		(142,541)

Majority stockholder’s equity		3,755,417		1,329,557						3,755,417		1,329,557
Minority interest in consolidated subsidiaries		50,220		46,377		638,185		415,448		688,402		461,825

Total stockholders’ equity		3,805,637		1,375,934		638,185		415,448		4,443,819		1,791,382

Total	Ps.	6,826,586	Ps.	3,478,593	Ps.	1,743,483	Ps.	1,121,048	Ps.	8,570,069	Ps.	4,599,641

See accompanying notes to consolidated financial statements.

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Consolidated pro forma statements of income
For the years ended December 31, 2004 and 2003
(In thousands of Mexican pesos of purchasing power of March 31, 2005)

	2004 Base amounts		2003 Base amounts		2004 Pro forma Adjustments		2003 Pro forma Adjustments		2004 Pro forma amounts		2003 Pro forma amounts

Revenues	Ps.	5,354,460	Ps.	2,933,866	Ps.	2,351,065	Ps.	1,642,654	Ps.	7,705,525	Ps.	4,576,520
Costs		3,728,295		2,098,542		1,730,322		1,241,410		5,458,617		3,339,952

Gross profit		1,626,165		835,324		620,743		401,244		2,246,908		1,236,568
Selling and administrative expenses (Note 14 and 15)		436,740		268,774		193,311		167,965		630,051		436,739

Income from operations		1,189,425		566,550		427,432		233,279		1,616,857		799,829

Other income– net (Note 16)		43,364		78,448		1,418		926		44,782		79,374

Net comprehensive financing cost:
Interest expense (Note 14 and 17)		133,228		118,645		95,266		64,302		228,494		182,947
Interest income		(47,143)		(6,564)		(11,225)		(1,161)		(58,368)		(7,725)
Exchange (gain) loss –net		(7,170)		(1,315)		280		1,607		(6,890)		292
Monetary position loss		81,921		17,781		23,081		7,366		105,002		25,147

		160,836		128,547		107,402		72,114		268,238		200,661

Income before income taxes and employee statutory profit sharing		1,071,953		516,451		321,448		162,091		1,393,401		678,542
Income tax expense (Note 18)		342,200		184,752		92,785		75,337		434,985		260,089
Employee statutory profit sharing expense (Note 18)		8,589		280		3,339		—		11,928		280

Consolidated net income		721,164		331,419		225,324		86,754		946,488		418,173
Equity in (losses) income of associated companies		—		—		(2,587)		2,216		(2,587)		2,216

Consolidated net income	Ps.	721,164	Ps.	331,419	Ps.	222,737	Ps.	88,970	Ps.	943,901	Ps.	420,389

Net income of majority stockholders	Ps.	712,031	Ps.	326,075					Ps.	712,031	Ps.	326,075
Net income of minority stockholders		9,133		5,344		222,737		88,970		231,870		94,314

Consolidated net income	Ps.	721,164	Ps.	331,419	Ps.	222,737	Ps.	88,970	Ps.	943,901	Ps.	420,389

See accompanying notes to consolidated financial statements.

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Consolidated pro forma statements of changes in stockholders’ equity
For the years ended December 31, 2004, 2003
(In thousands of Mexican pesos of purchasing power of March 31, 2005

	Common Stock		Additional Paid-in Capital		Retained Earnings		Excess in Restated Stockholders’ Equity		Cumulative initial Effect of Deferred Income Taxes		Minority Interest in Consolidated Subsidiaries		Total Stockholders’ Equity

Balances as of January 1, 2003 (Base amounts)	Ps.	168,678	Ps.	527,805	Ps.	71,578	Ps.	313,072	Ps.	(142,541)	Ps.	5,262	Ps.	943,854
Pro forma Adjustments to Balances as of January 1, 2003		—		—		—		—		—		316,996		316,996

Pro forma Balances as of January 1, 2003		168,678		527,805		71,578		313,072		(142,541)		322,258		1,260,850
Issuance of common stock (Note 12.g)		5,929		58,961		—		—		—		35,771		100,661
Comprehensive income		—		—		326,075		—		—		5,344		331,419
2003 pro forma Adjustments		—		—		—		—		—		98,452		98,452

Pro forma balances as of December 31, 2003		174,607		586,766		397,653		313,072		(142,541)		461,825		1,791,382
Issuance of common stock (Note 12. c and f)		44,179		1,658,974		—		—		—		5,383		1,708,536
Comprehensive income		—		—		722,707		—		—		(1,543)		721,164
2004 pro forma Adjustments		—		—		—		—		—		222,737		222,737

Pro forma balances as of December 31, 2004	Ps.	218,786	Ps.	2,245,740	Ps.	1,120,360	Ps.	313,072	Ps.	(142,541)	Ps.	688,402	Ps.	4,443,819

See accompanying notes to consolidated financial statements.

Desarrolladora Homex, S.A. de C.V. and Subsidiaries
Consolidated pro forma statements of changes in financial position
For the years ended December 31, 2004 and 2003
(In thousands of Mexican pesos of purchasing power of March 31, 2005)

	2004 Base amounts		2003 Base amounts		2004 Pro forma Adjustments		2003 Pro forma Adjustments		2004 Pro forma		2003 Pro forma

Operating activities:
Net income	Ps.	721,164	Ps.	331,419	Ps.	222,737	Ps.	88,970	Ps.	943,901	Ps.	420,389
Items that did not require resources:
Depreciation		24,428		11,150		22,228		21,165		46,656		32,316
Equity in losses (income) of associated companies		—		—		2,587		(2,216)		2,587		(2,216)
Deferred income taxes and employee statutory profit sharing		1,150		—		—		—		1,150		—
		279,937		158,104		86,112		61,101		366,049		219,205

		1,026,679		500,673		333,664		(169,021)		1,360,343		669,694
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable		(1,335,767)		(579,583)		(302,907)		(312,837)		(1,638,674)		(892,420)
Real estate inventory and land held for future development		(1,394,978)		(841,816)		(210,208)		(1,563)		(1,605,186)		(843,379)
Other current assets		(74,675)		(548)		(2,611)		(8)		(77,286)		(556)
Increase (decrease) in:
Trade accounts payable		680,337		788,660		120,125		72,974		800,462		861,634
Due to related parties		—		2,943		—		(2,943)		—		—
Other		(1,117)		(22,270)		(841)		2,790		(1,958)		(19,480)

Net resources used in operating activities		(1,099,521)		(151,941)		(62,778)		(72,566)		(1,162,299)		(224,507)

Financing activities:
Notes payable to financial institutions		29,701		289,613		(81,789)		(18,492)		(52,097)		271,121
Long-term notes payable to financial institutions						275,606		99,099		275,606		99,099
Loans from related parties		(145,380)		(8,969)						(145,380)		(8,969)
Future capital contribution						498		—		498		—
Proceeds from issuance of common stock and additional paid-in capital		1,708,536		100,661		—		9,482		1,708,536		110,143

Net resources generated by financing activities		1,592,857		381,305		194,306		90,089		1,787,163		471,394

Investing activities:
Restricted investments		(7,866)		(35,401)		—		—		(7,865)		(35,401)
Proceeds from sale of subsidiary		48,477		—		—		—		48,477		—
Acquisition of shares and investment in shares-net		—		—		(61,955)		(2,514)		(61,955)		(2,514)
Issuanse of stock certificates		—		—		(9,834)		—		(9,834)		—
Acquisition of property and equipment		(220,091)		(41,552)		(39,735)		(11,929)		(259,826)		(53,481)

Net resources used in investing activities		(179,480)		(76,953)		(111,523)		(14,443)		(291,003)		(91,396)

Cash, temporary investments and restricted cash:
Net increase		313,856		152,411		20,005		3,080		333,861		155,491
Balance at beginning of year		221,838		69,427		75,106		72,026		296,944		141,453

Balance at end of year	Ps.	535,694	Ps.	221,838	Ps.	95,111	Ps.	75,106	Ps.	630,805	Ps.	296,944

See accompanying notes to consolidated financial statements.

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2004, 2003
(In thousands of Mexican pesos (Ps.) of purchasing power of March 31, 2005)

1.	Nature of business

Desarrolladora Homex, S.A. de C.V. (the “Company”) is a vertically integrated company engaged in the development, construction and sale of affordable entry level and middle income housing in Mexico. The Company engages in land acquisition, constructing, marketing and selling homes, obtaining individual financing for its clients and developing communities to satisfy housing needs in Mexico.

The Company was incorporated on March 30, 1998 as a Mexican variable capital corporation (S.A. de C.V.).  During 1999 ZN Mexico Trust, a private equity fund specializing in investing in private companies in Mexico, became a shareholder of the Company.  In 2002 Equity International Properties, Ltd., a Samuel Zell affiliated company with significant experience in the real estate sector, became a shareholder of the Company.

The Company participates in housing supply offers from the main housing funds in Mexico, such as the national Workers’ Housing Fund, or INFONAVIT (Instituto Nacional del Fondo de Ahorro para la Vivienda de los Trabajadores), the Social Security and Services Institute Public-Sector Workers’ Housing Fund, or FOVISSSTE (Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado) and the public mortgage providers such as the Federal Mortgage Society, or SHF (Sociedad Hipotecaria Federal). Additionally, the Company participates in the middle-income housing market, where mortgage financing is provided by commercial banks and sofoles, special purpose financing entities that provide a substantial majority of mortgage financing for the middle-income sector.

2.	Basis of presentation

a.

Explanation for translation into English - The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico.  These consolidated financial statements are presented on the basis of accounting principles generally accepted in Mexico (Mexican GAAP).  Certain accounting practices applied by the Company that conform with Mexican GAAP may not conform with accounting principles generally accepted in the country of use.

b.

Consolidation of financial statements - The consolidated financial statements include those of Desarrolladora Homex, S.A. de C.V. (“Homex”) and its consolidated subsidiaries (collectively the “Company”). A description of Homex’s consolidated subsidiaries and its direct and indirect ownership interest in each is set forth below.  Intercompany balances and transactions have been eliminated in these consolidated financial statements. Equity interests of unaffiliated shareholders in consolidated subsidiaries are reflected as minority interest.

Company	Ownership percentage	Activity

Proyectos Inmobiliarios de Culiacán, S.A. de C.V.	100.00%	Construction and development of housing complexes
AAA Homex Trust, Nacional Financiera, S.N.C., as Trustee	100.00%	Rendering of financial services
Administradora Picsa, S.A. de C.V.	100.00%	Rendering of administrative services and professional services for affiliated companies
Altos Mandos de Negocios, S.A. de C.V.	100.00%	Rendering of administrative services to affiliated companies
Aerohomex, S.A. de C.V.	100.00%	Rendering of transportation services
Desarrolladora de Casas del Noroeste, S.A. de C.V.	95.86%	Construction and development of housing complexes
Homex Atizapán, S.A. de C.V.	67.00%	Construction and development of houses

c.

Merger – On May 16, 2004, Econoblock, S.A. de C.V. (affiliated company) merged with Desarrolladora de Casas del Noroeste, S.A. de C.V. (subsidiary company) with the latter assuming all the rights and obligations of the merged company. As the companies were under common control, the merger was recorded by recognizing the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer, based on the guidance incorporated in Statement of Financial Accounting Standards No. 141, “Business Combinations”, issued by the Financial Accounting Standards Board, and in accordance with Bulletin A-8, “Supplemental Application of International Accounting Standards” issued by the Mexican Institute of Public Accountants. Therefore, the accompanying financial statements include those of the merged company as if the merger had taken place as of the beginning of the earliest period presented. This transaction resulted in a gain of Ps.10,676, which was accounted for as an increase in retained earnings. Condensed financial information of Econoblock, S.A. de C.V. at May 16, 2004, and for the period from January 1, 2004 to May 16, 2004, and at December 31, 2003, all expressed in Mexican pesos of purchasing power of December 31, 2004, is summarized below:

	May 16, 2004		December 31, 2003

Condensed balance sheets:
Current assets	Ps.	14,198	Ps.	17,035
Property and equipment		37,056		30,358
Deferred taxes		371		(227)
Current liabilities		(36,697)		(36,256)

Stockholders´ equity	Ps.	14,928	Ps.	10,910

	For the period January 1 to May 31, 2004		2003

Condensed statements of operations:
Revenues		1,069		7,741
Cost and expenses		292		(1,219)
Other income and net comprehensive financing cost		(2,548)		(823)

Net (loss) income	Ps.	(1,187)	Ps.	5,699

d.

Sale of subsidiary – On May 13, 2004, Homex Cuatitlán, S. A. de C. V., a subsidiary, was sold. Condensed financial information of this subsidiary at May 13, 2004, and for the period from January 1, 2004 to May 13, 2004, and at December 31, 2003, and for the year then ended, all expressed in Mexican pesos of purchasing power of December 31, 2004, is summarized below:

	May 13, 2004		December 31, 2003

Condensed balance sheets:
Current assets	Ps.	50,042	Ps.	39,796
Deferred taxes		12		13
Current liabilities		(426)		(556)

Stockholders´ equity	Ps.	49,628	Ps.	39,253

	For the period January 1 to May 13, 2004		For the year ended December 31, 2003

Condensed statements of operations:
Cost and expenses	Ps.	(403)	Ps.	(419)
Income tax expense		—		13

Net loss	Ps.	(403)	Ps.	(406)

e.

Comprehensive income – Represents changes in stockholders’ equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated statements of income. In 2004, other comprehensive income consists of the gain resulting from the merger mentioned in Note 2.c. In 2003, there were no other comprehensive income (loss) items.

f.

Reclassifications - Certain amounts in the financial statements as of and for the year ended December 31, 2003 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2004.

3.          Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management’s best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a.

Recognition of the effects of inflation - The Company restates its consolidated financial statements to Mexican peso purchasing power as of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior years have been restated to Mexican pesos of purchasing power of March 31, 2005 and, therefore, differ from those originally reported in the prior year.

b.	Temporary investments – Temporary investments representing cash equivalents are stated at the lower of acquisition cost plus accrued yields, or estimated net realizable value.

c.

Real estate inventory and costs of sales - Finished construction, construction-in-process and land for development are recorded at acquisition cost and restated using the National Consumer Price Index (NCPI). Cost of sales is also restated by applying such index.

d.

Property and equipment – Property and equipment are initially recorded at acquisition cost and restated using the NCPI. Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:

	Years

	2004	2003

Machinery and equipment	4 to 10	4 to 10
Transportation equipment	4	4
Computers	4	4
Office furniture and equipment	10	10
Communication equipment	4	4
Air transportation equipment	10	—

e.

Impairment of long-lived assets in use - The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.

f.

Employee retirement obligations – Statutory seniority premiums are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Severance cost is charged to results when the liability is determined to be payable. Due to the low level of seniority for the majority of the Company’s employees, the liability for employee retirement obligations is not significant at December 31, 2004 or 2003.

g.	Provisions – Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated.

h.

Warranties – The Company provides product warranties against manufacturing defects for periods ranging from two to four years. Provisions for estimated expenses related to such product warranties are recorded at the time the product is sold, based primarily on the warranty costs incurred during the last three years. (The amount is recorded at its present value when the effect of the discount is significant).

i.

Income tax, tax on assets and employee statutory profit sharing – Income tax (ISR) and employee statutory profit sharing (PTU) are recorded in results of the year in which they are incurred.  Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

j.

Foreign currency balances and transactions - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost (income) in the consolidated statements of income.

k.

Excess in restated stockholders’ equity – Excess in restated stockholders’ equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the increase in the restated value of certain nonmonetary assets above inflation.

l.

Revenue and cost recognition – Revenues from the Company’s activities as a developer are recorded pursuant to the percentage-of-completion method, measured by the percentage of actual costs incurred to total estimated costs for each development and each project.  Under this method, the estimated revenue for each development and project is multiplied by such percentage to determine the amount of revenue to be recognized. The Company begins applying the percentage-of-completion method when the following conditions have been met:

	•	The Company establishes that the homebuyer will obtain the required financing from the mortgage lender;
	•	The homebuyer has submitted all required documents in order to obtain the financing from the mortgage lender;
	•	The homebuyer has signed a purchase agreement; and
	•	The homebuyer has made a down payment, where down payments are required.

m.

Monetary position loss - Monetary position result, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Losses result from maintaining a net monetary asset position.

n.

Earnings per share – Earnings per share is calculated by dividing net income of majority interest by the weighted average number of shares outstanding during the year.  The Company does not have any dilutive securities; therefore, basic and diluted earnings per share is the same.

4.	Cash and temporary investments

Cash and temporary investments consist of the following at December 31:

	2004		2003

Cash	Ps.	291,788	Ps.	2,277
Temporary investments		223,272		219,561

	Ps.	515,060	Ps.	221,838

5.	Trade accounts receivable - net

Trade accounts receivable consist of the following at December 31:

	2004		2003

Due from customers	Ps.	613,699	Ps.	490,612
Unbilled revenues on developments in progress		2,470,053		1,250,340
Services		27,785		17,860

		3,111,537		1,758,812
Allowance for doubtful accounts		(11,829)		(6,470)

		3,099,708		1,752,342
Other debtors		32,965		50,375
Recoverable value-added taxes		81,861		56,335

		3,214,534		1,859,052
Trade accounts payable long-term (Note 9)		(19,713)		—

	Ps.	3,194,821	Ps.	1,859,052

Unbilled revenues on developments in progress represent revenues recognized on costs incurred, in accordance with the percentage-of-completion method, which have not yet been billed.

6.	Real estate inventory

Real estate inventory consist of the following at December 31:

	2004		2003

Land held for future developments	Ps.	1,648,843	Ps.	901,778
Construction-in-process		655,687		256,691
Finished construction		3,183		2,183
Construction materials		60,905		32,162
Merchandise-in-transit		1,749		11,269
Advances to suppliers		238,772		60,134

		2,609,139		1,264,217
Land held for future developments - noncurrent		(507,874)		(241,767)

	Ps.	2,101,265	Ps.	1,022,450

At December 31, 2004 and 2003, construction in process and land held for future development for Ps.174,694 and Ps.66,858, respectively, have been pledged as collateral for the Company’s notes payable (see Note 10).

The Company’s policy is to locate and acquire land each year, classifying land currently being developed and land planned for development within one year as a part of current assets, and classifying all remaining land as noncurrent assets.

7.	Other current assets

Other current assets consist of the following at December 31:

	2004		2003

Sales commissions	Ps.	60,856	Ps.	14,170
Prepaid expenses		18,315		13,128
Insurance and bond contracts		19,462		238
Prepaid interest		4,179		2,811
Other		2,210		—

	Ps.	105,022	Ps.	30,347

8.	Property and equipment - net

	2004		2003

Buildings	Ps.	15,751	Ps.	10,270
Machinery and equipment		150,170		32,287
Transportation equipment		37,451		23,430
Air transportation equipment		34,165		—
Office furniture and equipment		15,070		6,392
Computers		23,700		15,295
Communication equipment		7,012		2,046
Construction-in-process		907		—

		284,226		89,720
Accumulated depreciation		(58,404)		(37,054)

		225,822		52,666
Land		27,541		5,035

	Ps.	253,363	Ps.	57,701

9.	Other assets

Other assets consist of the following at December 31:

	2004		2003

Accounts receivable due from Proyectos y Servicios Alce Blanco, S. A. de C. V.	Ps.	46,841	Ps.	—
Long-term trade accounts receivable (Note 5)		19,713		—
Other accounts receivable		18,726		10,037

	Ps.	85,280	Ps.	10,037

10.	Notes payable to financial institutions

Notes payable to financial institutions consist of the following at December 31:

Notes payable to related party financial institutions are as follow:

	2004		2003

UDI Denominated Notes Payable
Hipotecaria Crédito y Casa, S.A. de C.V.
Note payable bearing interest at 11.2%	Ps.	—	Ps.	26,002
Mexican Peso Denominated Notes Payable
Hipotecaria Crédito y Casa, S.A. de C.V.
Notes payable bearing interest ranging from the Mexican Government Treasury Securities Rate (Cetes) plus 6% to the Mexican Interbank Rate (TIIE) plus 5.5%, prepaid in July 2004.		—		94,892
Crédito Inmobiliario, S.A. de C.V.
Note payable bearing interest at TIIE plus 5.7%, prepaid in July 2004.		—		24,886

Total	Ps.	—	Ps.	145,380

Notes payable to other financial institutions are as follows:

Mexican Peso Denominated Notes Payable
GMAC Hipotecaria, S.A. de C.V.
Term loan secured by land for development, payable on June 15, 2006, bearing interest at TIIE plus 2.5%.	Ps.	40,734	Ps.	—
Term loan secured by land for development, payable on April 15, 2006, bearing interest at TIIE plus 2.5%.		73,040		—
Term loan secured by land for development, payable on June 25, 2006, bearing interest at TIIE plus 2.5%.		28,428		—
BBVA Bancomer, S.A.
Notes payable in 2004, bearing interest at TIIE plus 3.0%.		—		26,171

	2004		2003

HSBC México, S.A.
Notes payable in 2004, bearing interest at TIIE plus 4.75%.		—		13,787
IXE Banco, S.A.
Notes payable in 2004, bearing interest at TIIE plus 3.5%.		—		35,795
Commercial paper placed through:
IXE Casa de Bolsa, S.A. de C.V.
One year note issued on May 28, 2003, bearing interest at TIIE plus 3.25%		—		127,270
Note renewable annually issued on November 14, 2004, bearing interest at TIIE plus 3.25%.		115,802		137,876
Multivalores Casa de Bolsa, S.A. de C.V.
Note renewable annually issued on December 19, 2004, bearing interest at TIIE plus 2.7%.		251,962		190,905
Capital lease obligations:
Paccar Arrendadora Financiera, S.A. de C.V
Capital lease obligations for equipment with a net book value of Ps.11,582, payable on July 1, 2006.		10,748		—
Arrendadora Financiera Navistar, S.A. de C.V.
Capital lease obligations for equipment with a net book value of Ps.23,788, payable on July 10, 2006.		24,638		—
Capital lease obligations for equipment with a net book value of Ps.15,594, payable on July 10, 2006.		16,153		—

		561,505		531,804
Less current portion		(400,157)		(531,804)

		161,348		—
Land purchases - long term (See Note 11)		20,243		—

	Ps.	181,591	Ps.	—

As of December 31, 2004 and 2003 the Cetes interest rate was 8.75% and 6.04%, respectively, and the TIIE interest rate was 8.95%, 6.25%, respectively.

As of December 31, 2004, 2003 the UDI exchange value was Ps.3.534716 and Ps.3.352003, respectively.

11.	Trade accounts payable

Trade accounts payable consist of the following at December 31:

	2004		2003

Suppliers	Ps.	927,334	Ps.	446,502
Land purchases		756,395		545,327
Other		8,171		20,160

		1,691,900		1,011,989
Less current portion		(1,671,657)		1,011,989

Land purchases - long term (See Note 10)	Ps.	20,243	Ps.	—

12.	Stockholders’ equity

	Number of shares

	2004	2003	2004		2003

Fixed capital:
Series B	—	100,000	Ps.	—	Ps.	50
Single series	313,856,490	—		166,636		—
Variable capital:
Series B	—	248,184,817		—		124,092

Total	313,856,490	248,284,817	Ps.	166,636	Ps.	124,142

	Par Value		Restatement Effect		Total

Common stock	Ps.	166,636	Ps.	52,150	Ps.	218,786
Additional paid-in capital		2,088,284		157,456		2,245,740
Retained earnings		1,093,314		27,046		1,120,360
Excess in restated stockholders’ equity		—		313,072		313,072
Cumulative initial effect of deferred income taxes	(116,956)		(25,585)		(142,541)

	Ps.	3,231,278	Ps.	524,139	Ps.	3,755,417

a.

At a stockholders’ ordinary general meeting held on June 1, 2004, among others, resolutions were approved to convert the 256,666,490 shares of series “B”, sub series B1, B2 and B3, representing the Company’s variable capital, currently outstanding, for the same number of ordinary, nominative shares, at no par value, representing the Company’s fixed capital without right of withdrawal, all of which belong to the same series; increase fixed capital without right of withdrawal by issuing 64,220,000 ordinary, nominative shares at no par value, which may be freely subscribed, and will be made available in a placement through a primary offering of shares and ADR’S issued based on common stock shares;

At the same time, a resolution was approved whereby the Company’s Board of Directors will be empowered to determine the amount of the Company’s common stock as a result of the offering, and then make the respective amendments to the corporate bylaws and the resulting cancellation of any shares issued, which were not placed among public investors.

b.

A meeting of the Board of Directors of Desarrolladora Homex, S.A. de C. V. approved a resolution, among others, to increase common stock by Ps.39,776 (Ps.38,252 historical pesos) to the amount of Ps.166,636, which is represented by 313,856,490 shares.  Consequently, the board approved the cancellation of 7,130,000 shares, which were issued by the stockholders’ ordinary and extraordinary meeting held on June 1, 2004, which were not available for subscription in the public offering.  Furthermore, it was agreed to modify the first paragraph of article six of the corporate bylaws to reflect the following:

Article Six. Common stock is variable.  Fixed capital without right of withdrawal is Ps.166,636 and will be represented by 313,856,490 ordinary, nominative shares, at no par value, fully subscribed and paid in, of a single series (¨single series¨).  The variable portion of common stock is unlimited and will be represented by ordinary, nominative shares at no par value, of the single series. Except for the right of withdrawal to which the holders of shares representing the variable part of common stock are entitled, all common stock shares confer the same rights and obligations.

c.

At a meeting of the Board of Directors held on July 22, 2004, it was agreed that the total number of the Company’s outstanding common stock shares after the public offering is 313,856,490 shares, and a resolution was approved to increase common stock by the amount resulting from decreasing the total proceeds from the placement by the expenses incurred in relation to the public offering, and the amount applicable to additional paid in capital.

d.

Pursuant to a resolution of the general ordinary stockholders’ meeting on May 26, 2004, variable common stock was increased by 8,481,673 no-par value Series B, Sub Series B1 shares for Ps.4,403 (Ps. 4,236 historical pesos) through cash contributions. Shares were paid at Ps. 0.49942646 each.

e.

Pursuant to a resolution of the general ordinary stockholders’ meeting on August 15, 2003, variable common stock was increased by 10,924,532 no-par value Series B, sub series B1 shares for Ps.5,929, (Ps. 5,462 historical pesos) through cash contributions. Shares were paid at U.S.$0.503454 each, of which Ps. 0.50 per share was applied to common stock and Ps.58,962 (Ps.54,319 historical pesos) was applied to additional paid in capital.

f.

Retained earnings includes the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2004 and 2003, the legal reserve, in historical pesos, was Ps.19,719 and Ps.3,603, respectively.

g.

Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2004, the ISR rate was 33%; it will decrease to 30% in 2005, and subsequently one percentage point each year, until reaching 28% in 2007. Any tax paid on such distribution, may be credited against the income tax payable of the year, in which the tax on the dividend is paid and the two fiscal years following such payment.

h.	The balances of the stockholders’ equity tax accounts as of December 31 are:

	2004		2003

Contributed capital account	Ps.	2,538,400	Ps.	781,846

13.	Foreign currency balances and transactions

	a.	At December 31, the foreign currency monetary position is as follows:

	2004		2003

Thousands of U.S. dollars:
Monetary assets		$1,458		$93
Monetary liabilities		(10,623)		(6,810)

Monetary liability position, net		$(9,165)		$(6,717)

Equivalent in Mexican pesos	Ps.	(102,190)	Ps.	(75,501)

b.	Nonmonetary assets of foreign origin at December 31, 2004 are as follows:

	Currency	Foreign (Thousands)	Mexican Equivalent

Air transportation equipment	U.S. dollars	3,040	33,899

c.	The exchange rate in effect at the dates of the balance sheets and the issuance of these financial statements, were as follows:

	December 31,
			April 6, 2005	June 14, 2005
	2004	2003

Dollar	11.15	11.24	11.25	10.86

14.	Transactions with related parties

Transactions with related parties (as a result of common shareholders), carried out in the ordinary course of business, were as follows:

	2004		2003

Interest expense	Ps.	6,057	Ps.	17,126
Services paid (1)		47,418		50,015

(1)	The Company is a party to an administrative service agreement with two entities whose principal owners are officers of the Company.

15.	Selling and administrative expenses

Selling and administrative expenses are comprised of the following for the years ended December 31:

	2004		2003

Selling	Ps.	235,413	Ps.	181,782
Administrative		201,327		86,992

	Ps.	436,740	Ps.	268,774

16.	Other income (expense) - net

Other income (expense) is comprised of the following for the years ended December 31:

	2004		2003

Recovery of taxes	Ps.	34,883	Ps.	73,861
Other income		8,481		4,587

	Ps.	43,364	Ps.	78,448

17.	Interest expense

Interest expense is comprised of the following for the years ended December 31:

	2004		2003

Interest expense	Ps.	101,978	Ps.	71,265
Commissions and financing costs		31,250		47,380

	Ps.	133,228	Ps.	118,645

18.	Income taxes, tax on assets and employee statutory profit sharing

In accordance with Mexican tax law, the Company is subject to income tax (ISR) and tax on assets (IMPAC), which take into consideration the taxable and deductible effects of inflation. The ISR rate was 33% in 2004 and 34% in 2003. IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

On December 1, 2004, certain amendments to the ISR and IMPAC Laws were enacted and are effective as of 2005.  The most significant amendments were as follows: a) the ISR rate was reduced to 30% in 2005, 29% in 2006, and 28% as of 2007 and thereafter; (b) for ISR purposes, cost of sales will be deducted instead of inventory purchases in the period; c) companies may elect in 2005 to ratably increase taxable income over a period from four to 12 years by the tax value of inventories on hand as of December 31, 2004 determined in conformity with the respective tax rules, which include deducting any previous tax basis of inventories and any unamortized tax loss carryforwards, and the tax basis of such inventories may be deducted as sold; d) as of 2006, paid employee statutory profit sharing will be fully deductible for ISR purposes; e) bank liabilities and liabilities with foreign entities are now included in the determination of the IMPAC taxable base.

a.	ISR and PTU consist of the following for the years ended December 31:

	2004		2003

ISR:
Current	Ps.	2,352	Ps.	226
Deferred		396,357		183,985
Effect of change in statutory rate on deferred ISR		(56,509)		—
Change in valuation allowance for recoverable tax on assets paid		—		541

	Ps.	342,200	Ps.	184,752

PTU:
Current	Ps.	1,565	Ps.	280
Deferred		7,024		—

	Ps.	8,589	Ps.	280

To determine deferred ISR at December 31, 2004, the Company applied the different tax rates that will be in effect beginning in 2005 to temporary differences according to their estimated dates of reversal. The result derived from applying the different tax rates is shown in the table below under the effect of change in statutory rate on deferred ISR.

b.	The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before ISR and PTU for the years ended December 31, 2004, 2003 and 2002 is:

	2004%	2003%

Statutory rate	33	34
Add (less) effect of permanent differences mainly:
Nondeductible expenses	1	1
Difference between book and tax inflation effects	4	1
Effect of change in statutory rate on deferred ISR	(6)	—

Effective rate	32	36

c.	At December 31, the main items comprising the asset (liability) balance of deferred ISR and PTU are:

	2004		2003

Deferred ISR asset:
Effect of tax loss carryforwards	Ps.	586,634	Ps.	186,966
Deferred PTU liability		2,186		—
Accrued liabilities		31,899		37,376
Other, net		4,298		2,027

Deferred ISR asset		625,017		226,369

Deferred ISR liability:
Trade accounts receivable		(741,016)		(412,611)
Inventories		(508,812)		(171,835)
Prepaid expenses		(25,545)		(10,367)

Deferred ISR liability		(1,275,373)		(594,813)
Recoverable tax on assets paid		19,532		10,547

Net long-term deferred ISR liability		(630,824)		(357,174)

Deferred PTU asset (liability)
Inventory purchases		(7,288)		2,133
Other, net		—		(2,410)

Net long-term deferred ISR liability		(7,288)		(277)

Total liability	Ps.	(638,112)	Ps.	(358,174)

d.

Tax loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2004 and expiration dates are:

Year of Expiration	Tax Loss Carry forwards		Recoverable IMPAC

2005			Ps.	507
2007				224
2008				512
2009	Ps.	226,459		337
2010		101,006		115
2011		36,049		—
2012		1,761		3,220
2013		115,774		3,943
2014		1,461,625		10,522

	Ps.	1,942,674	Ps.	19,380

19.	Commitments

a.

The Company has assisted in obtaining financing for many of its suppliers from various financial institutions, mainly through a factoring arrangement sponsored by Nacional Financiera, S.N.C. (“Nafinsa”). In connection with this arrangement, the Company established AAA-Homex Trust, a non-bank financial intermediary, pursuant to which Nafinsa has granted a line of credit of Ps.260,000 to the AAA-Homex Trust.  Pursuant to this agreement the AAA-Homex Trust, through the use of the line of credit granted by Nafinsa, finances accounts payable of the Company (accounts receivable of the Company’s suppliers and distributors).  In accordance with the agreement the Company is required to deposit in a trust guaranty fund an amount equal to 20% of the total amount of receivables to be financed by Nafinsa.  The amount deposited in the trust guaranty fund as of December 31, 2004 and 2003 was Ps.35,047 and Ps.27,697, respectively.  The Company is also committed to make contributions to the trust fund for an amount equal to the amounts drawn from the lines of credit by the trust.  Such contributions would be used to pay Nafinsa in the event that the amounts due and payable by the trust under the line of credit are not covered by the trust’s assets. The AAA-Homex Trust is a consolidated subsidiary of the Company.

In addition to the AAA-Homex Trust, the Company established a supplier factoring agreement with IXE Banco. S.A., pursuant to which the Company was committed to make contributions to a depository fund to guarantee the fulfillment of the obligations of payment derived from the supplier factoring agreement. The amount deposited in the depository fund as of December 31, 2004 and 2003 was Ps.43,268 and Ps.35,402, respectively

b.

The company leases office space under one year cancelable operating leases, which are renewed on an annual basis. Rent expense was Ps.7,947 and Ps.5,004 for the years ended December 31, 2004, and 2003 respectively.

20.	Contingencies

a.

The Mexican Social Security Institute, in official letter 572/2004 addressed to National Banking and Securities Commission, ordered the identification and total seizure of all the bank accounts of Desarrolladora de Casas del Noroeste, S.A. de C.V. (subsidiary company), which only affects the Company’s bank account with IXE Bank, which contains a balance of Ps.20,634. Such action was taken to guarantee the liabilities assessed during their review, which includes the years 1997 to 2000. The Company believes that it has meritorious defenses to the assertion of the claim. On April 5, 2005 the Company obtained an order to release its bank accounts.

b.

Two subsidiaries of the Company have filed for a ruling with the Mexican tax authorities to confirm that they are exempt from value-added taxes payable in connection with work provided in order to construct infrastructure projects (such as roads and utility services) for various of the Company’s housing projects, as well as value-added taxes derived from the acquisition of developed land.  In addition, the Company applied for a refund in respect of such value-added taxes paid for years 1997 through 2003.  As of the date of the financial statements, the Company has obtained a refund in respect of such taxes paid for the years 1997 through 2003 in the amount of approximately Ps.100,785 and is currently in the process of obtaining the ruling mentioned in this paragraph.

21.	New accounting principles

In May 2004, the IMCP issued Bulletin B-7, “Business Acquisitions” (“B-7”), whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged.  B-7 provides updated rules for the accounting treatment of business acquisitions and investments in associated entities. It establishes, among others; the adoption of the purchase method as the only accounting method for business combinations; it eliminates the amortization of goodwill, which is now subject to the impairment rules; it establishes rules for the accounting treatment of asset transfers or share exchange among entities under common control as well as for the acquisition of minority interest based on the provisions of Bulletin B-8, “Consolidated and combined financial statements and valuation of permanent investments in shares”.  Management believes that the adoption of this new Bulletin as of January 1, 2005, will not have significant effects on the Company’s financial position or results of operations.

In April 2004, the IMCP issued Bulletin C-10, “Derivative instruments and hedging activities” (“C-10 “), whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged.  In general, C-10 establishes that for fair value hedges, any variances in the fair value, both of the derivative and the underlying, must be reflected in current earnings when such variances occur; for cash flow hedges, the effective portion of fair value variances must be recognized in other comprehensive income in stockholders’ equity, while the ineffective portion must affect current earnings.

With respect to derivative financial instruments, C-10 establishes the conditions that must be met for an instrument to be considered as such, and revises and adds definitions.  It also includes rules regarding the elements involved in hedging activities, including the formal documentation at the inception of each hedge and measurement of its effectiveness during its term, among others; C-10 classifies hedges into three categories: a) fair value hedges, b) cash flow hedges and c) foreign currency hedges, and provides specific rules by type of hedge, for their valuation, recognition, presentation and disclosure. Management believes that the adoption of this new Bulletin as of January 1, 2005, will not have significant effects on the Company’s financial position or results of operations.

In April 2004, the IMCP issued Amendments to Bulletin C-2, “Financial instruments” (“C-2”), whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged.  Revised C-2 basically establishes that any variances in the fair value of financial instruments classified as available for sale must be recognized in other comprehensive income and reclassified to current earnings upon sale of such instruments; revised C-2 includes the possibility of making transfers among some of the categories under which financial instruments are classified, provided that conditions and rules for their accounting recognition are met.  It also extends the applicability of impairment rules to financial instruments available for sale and provides more precise rules for their recognition. Management believes that the adoption of this new Bulletin as of January 1, 2005, will not have significant effects on the Company’s financial position or results of operations.

In January 2004, the IMCP issued revised Bulletin D-3, “Labor obligations” (“D-3”), which replaces the concept of unforeseen severance payments that are recognized in earnings of the period in which the payment decision is made, with that of “Severance payments at the end of the work relationship”, defined as payments granted to employees when they conclude their labor relationship before reaching retirement age, for which the valuation and disclosure rules applicable to pension and seniority premium payments must be followed.

Revised D-3 is mandatory as of January 1, 2005, but grants the option to immediately recognize in earnings the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. Management believes that the adoption of this new Bulletin as of January 1, 2005, will not have significant effects on the Company’s financial position or results of operations.

22.	Pro forma financial statements and subsequent events

On June 14, 2005, Desarrolladora Homex, S.A. de C.V. (“Homex”) executed the amendment agreement to the share purchase agreement dated April 21, 2005, to establish the following clauses: Homex will acquire 184,175 nominative, ordinary shares at no par value, fully subscribed and paid in, representing 53% of the common stock of Controladora Casas Beta, S.A. de C.V. (“Beta”), at an acquisition cost of U.S. $98,428,571. Such acquisition will be followed by a merger between Beta and Homex, with the latter assuming all of the rights and obligations of the merged company. As a result of the merger, Homex will increase fixed capital through the issuance of 22,013,060 new shares, which will be issued to the shareholders of Beta at a ratio of 134.780714 new shares for each Beta share. It was also established that the aforementioned transactions will go into effect once the conditions for the closing are fulfilled.

The Company’s consolidated pro forma financial statements as of and for the years ended December 31, 2004 and 2003 have been prepared for the exclusive purpose of presenting the financial position, results of operations and changes in financial position of the Company with the new organizational structure that will be in place once the transaction mentioned in the preceding paragraph goes into effect.

The pro forma adjustment column includes the consolidated financial statements of Beta as of and for the years ended December 31, 2004 and 2003, adjusted to the accounting policies of the Company.  Following is a summary of the principal accounting policies of Beta that differ from those of the Company:

	a.	Capitalization of financing cost as part of real estate inventory

Beta has a policy of capitalizing the financing cost incurred during development of projects in process related to mortgage bridge loans associated with the construction process.

The Company has the policy of not capitalizing financing cost.

Accordingly, an adjustment is included in the financial statements of Beta to decrease real estate inventories and increase net comprehensive financing cost for the effect of the financing cost that was capitalized.

	b.	Capitalization of sales commissions and promotion and selling expenses

Beta has the policy of including in its construction budgets the sales commissions and promotion and selling expenses that will be incurred in real estate developments.

The Company has the policy of not including in its construction budgets the sales commissions and promotion and selling expenses that will be incurred in its real estate developments.

Accordingly, an adjustment is included in the financial statements of Beta to decrease real estate inventories and increase administrative and selling expenses for the effect of such commissions and expenses.

	c.	Revenues and costs recognition

Both Homex and Beta have the policy of using the percentage-of-completion method of accounting to recognize the revenues and costs related to their activities as a real estate developer.  The percentage of completion method is determined by comparing the total actual costs incurred to total estimated costs that will be incurred in each development and each project.

Due to the differences in policies mentioned in the two preceding subsections, the basis for calculating the percentage-of-completion method mentioned in the preceding paragraph was modified, and therefore such percentage was recalculated, generating an additional adjustment to accounts receivable, inventories, revenues and costs from Beta’s activities as a developer.

d.	Deferred income tax

Both Homex and Beta have the policy of recording income tax and employee statutory profit sharing in results of the year in which they are incurred.  Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards.

As a result of the adjustments mentioned in the three preceding subsections, the calculation of deferred income tax is modified, resulting in an additional adjustment to the financial statements of Beta.

* * * * * *

Exhibit “C”